UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

30 January 2024

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Diageo PLC – Interim Results
Dated 30 January 2024

Diageo delivers strong cash generation and is well positioned for future growth despite challenging first half environment
●
Reported net sales of $11.0 billion declined 1.4% or $158 million, due to a $167 million unfavourable foreign exchange impact and an organic net sales decline of $67 million or 0.6%, driven by a $310 million or 23% decline in Latin America and Caribbean (LAC).
●
Excluding the impact of LAC, reported net sales grew $72 million or 0.7%, and organic net sales grew $243 million or 2.5%, driven by Asia Pacific, Africa and Europe, partially offset by a $64 million or 1.5% decline in North America which improved sequentially from the second half of fiscal 23.
●
The decline in LAC was driven by a strong double-digit net sales growth comparator as well as lower consumption and consumer downtrading due to macroeconomic pressures in the region.
●
Reported operating profit declined 11.1% to $3.3 billion, and reported operating profit margin contracted 329bps due to lower organic operating margin and a negative impact from exceptional operating items.
●
Organic operating profit declined by $205 million or 5.4%, of which $234 million was attributable to LAC; organic operating margin contracted 167bps.
●
Excluding the impact of LAC, organic operating profit grew by $29 million or 0.9%, and organic operating margin contracted 53bps, driven by increased marketing investment.
●
Net cash flow from operating activities increased by $0.7 billion to $2.1 billion. Free cash flow increased by $0.5 billion to $1.5 billion, driven by disciplined working capital management and the positive impact of lapping one-off cash tax payments from the prior year.
●
Declared interim dividend increased by 5% to 40.50 cents per share. Completed $0.5 billion of share buybacks as part of the return of capital programme announced on 1 August 2023.

Debra Crew, Chief Executive, said:
The first half of fiscal 24 was challenging for Diageo and our sector, particularly as we lapped strong growth in the prior year and faced an uneven global consumer environment. Excluding LAC, our group organic net sales grew 2.5%, driven by good growth in Europe, Asia Pacific and Africa. While North America delivered sequential improvement in line with our expectations, we are focused on returning to high-quality share growth as consumer behaviour continues to normalise in our largest region.

As previously announced in November 2023, materially weaker performance in LAC, driven by fast-changing consumer sentiment and high inventory levels, significantly impacted total business performance. Having conducted a review of inventory levels and monitored performance in the critical holiday season, we have taken action and have further plans to reduce inventory to more appropriate levels for the current consumer environment in the region by the end of fiscal 24. This is a key priority.

With a strong focus on execution, we delivered an improved free cash flow of $1.5 billion, and our pipeline of productivity initiatives in the first half of fiscal 24 drove $335 million of savings, helping us to sustain investment in brand building. During the half, we returned $0.5 billion to shareholders via share buybacks as part of our commitment to return up to $1.0 billion of capital to shareholders in fiscal 24. We declared an interim dividend increase to 40.50 cents per share, reflecting our commitment to a progressive dividend policy.

Looking ahead to the second half of fiscal 24, despite continued global economic volatility, we expect to deliver improvement in organic net sales and organic operating profit growth at the group level, compared to the first half. While the macro environment will continue to present challenges, I am confident that we remain well-positioned and resilient for the long term. We are diversified by category, price point and region and will continue to invest behind our iconic brands to maintain our position as an industry leader in total beverage alcohol, an attractive sector with a long runway for growth.

Financial performance
Volume (equivalent units)			Operating profit			Earnings per share (eps)
EU124.6m			$3,317m			98.6c
(F23 H1: EU136.8m)			(F23 H1(2): $3,731m)			(F23 H1(2): 119.1c)
Reported movement	(9)%	i	Reported movement	(11)%	i	Reported movement	(17)%	i
Organic movement(1)	(5)%	i	Organic movement(1)	(5)%	i	Eps before exceptional items(1)	(7)%	i
Net sales			Net cash from operating activities			Interim dividend per share
$10,962m			$2,146m			40.50c
(F23 H1(2): $11,120m)			(F23 H1(2): $1,472m)			(F23 H1(2): 38.57c)
Reported movement	(1)%	i	F24 H1 free cash flow(1) $1,462m			Increase	5%	h
Organic movement(1)	(1)%	i	F23 H1 free cash flow(1),(2) $964m

(1)See page 44 for an explanation and reconciliation of non-GAAP measures.
(2)See page 29 for an explanation under Basis of preparation.
See page 44 for an explanation and reconciliation of non-GAAP measures, including organic net sales, organic marketing investment, organic operating profit, free cash flow, eps before exceptionals, adjusted net debt, adjusted EBITDA and tax rate before exceptional items.
Unless otherwise stated, movements in results are for the six months ended 31 December 2023 compared to the six months ended 31 December 2022.

Key financial information
Six months ended 31 December 2023

Summary financial information
		F24 H1	F23 H1 Re-presented(1)	Organic growth %	Reported growth %
Volume	EUm	124.6	136.8	(5)	(9)
Net sales	$ million	10,962	11,120	(1)	(1)
Marketing	$ million	1,952	1,861	4	5
Operating profit before exceptional items	$ million	3,510	3,770	(5)	(7)
Exceptional operating items(2)	$ million	(193)	(39)
Operating profit	$ million	3,317	3,731		(11)
Share of associate and joint venture profit after tax	$ million	253	202		25
Non-operating exceptional items(2)	$ million	(60)	19
Net finance charges	$ million	(431)	(345)
Exceptional taxation credit(2)	$ million	42	84
Tax rate including exceptional items	%	23.9	21.2		13
Tax rate before exceptional items	%	23.4	23.4		-
Profit attributable to parent company's shareholders	$ million	2,210	2,709		(18)
Basic earnings per share	cents	98.6	119.1		(17)
Basic earnings per share before exceptional items	cents	108.1	116.4		(7)
Interim dividend	cents	40.50	38.57		5
(1)See page 29 for an explanation under Basis of preparation.
(2)For further details on exceptional items see pages 21 and 33-34.

Reported growth by region
	Volume		Net sales		Marketing		Operating profit before exceptional items		Operating profit
	%	EUm	%	$ million	%	$ million	%	$ million	%	$ million
North America	(3)	(0.7)	(2)	(65)	2	15	2	35	(7)	(116)
Europe	(3)	(0.9)	10	226	19	72	(3)	(23)	(6)	(51)
Asia Pacific	(15)	(6.9)	2	37	14	50	(2)	(15)	1	10
Latin America and Caribbean	(19)	(3.0)	(18)	(230)	(12)	(25)	(41)	(222)	(41)	(222)
Africa	(4)	(0.7)	(12)	(138)	(20)	(27)	(40)	(85)	(40)	(85)
Corporate	-	-	24	12	67	6	25	50	25	50
Diageo	(9)	(12.2)	(1)	(158)	5	91	(7)	(260)	(11)	(414)

Organic growth by region
	Volume		Net sales		Marketing		Operating profit before exceptional items
	%	EUm	%	$ million	%	$ million	%	$ million
North America	(3)	(0.8)	(2)	(64)	2	12	(1)	(21)
Europe	(4)	(1.1)	3	78	9	35	(4)	(34)
Asia Pacific	(2)	(0.8)	6	125	15	53	3	23
Latin America and Caribbean	(19)	(3.0)	(23)	(310)	(19)	(40)	(41)	(234)
Africa	(6)	(1.1)	9	95	6	7	9	21
Corporate	-	-	17	9	27	3	22	40
Diageo	(5)	(6.8)	(1)	(67)	4	70	(5)	(205)

See page 44 for an explanation and reconciliation of non-GAAP measures.

Net sales ($ million)

Reported net sales declined 1.4%
Organic net sales declined 0.6%
Reported net sales declined 1.4%, driven by unfavourable foreign exchange impacts, organic net sales decline and a negative impact from acquisitions and disposals, partially offset by hyperinflation adjustments.

Organic net sales decline of 0.6% was primarily attributable to weak performance in LAC driven by a strong double-digit net sales growth comparator, as well as lower consumption and consumer downtrading due to macroeconomic pressures in the region. These impacts materially contributed to the group's organic volume decline of 5.2%, which was partially offset by positive price/mix of 4.6% delivered across all other regions, and mainly driven by positive pricing. Excluding LAC, organic net sales grew 2.5%.

Net sales	$ million
F23 H1 Re-presented(1)	11,120
Exchange(2)	(167)
Acquisitions and disposals	(51)
Hyperinflation(3)	127
Volume	(573)
Price/mix	506
F24 H1	10,962

(1)See page 29 for an explanation under Basis of preparation.
(2)Exchange rate movements reflect the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.
(3)See pages 35 and 45-47 for details of hyperinflation adjustment.

Operating profit ($ million)

Reported operating profit declined 11.1%
Organic operating profit declined 5.4%
Reported operating profit declined 11.1%, primarily driven by a decrease in organic operating profit and negative exceptional operating items.

Organic operating profit declined 5.4%, ahead of the organic net sales decline, primarily driven by a $234 million operating profit decline in LAC.

Operating profit	$ million
F23 H1 Re-presented(1)	3,731
Exceptional operating items(2)	(154)
Exchange	4
Acquisitions and disposals	(37)
FVR(3)	(19)
Hyperinflation(4)	(3)
Organic movement	(205)
F24 H1	3,317
(1)See page 29 for an explanation under Basis of preparation.
(2)For further details on exceptional operating items see pages 21 and 33-34.
(3)Fair value remeasurements. For further details see page 21.
(4)See pages 35 and 45-47 for details on hyperinflation adjustments.

Operating margin (%)

Reported operating margin declined by 329bps
Organic operating margin declined by 167bps
Reported operating margin declined by 329bps, primarily driven by a decrease in organic operating margin and the negative impact of exceptional operating items.

Organic operating margin declined by 167bps predominantly due to weak performance in LAC. Excluding LAC, organic operating margin declined 53bps. The decline was driven by an increase in marketing, partially offset by the favourable impact from other operating items and a positive gross margin. At the group level, including LAC, the impact on gross margin from price increases and productivity initiatives more than offset cost inflation in absolute terms.

Operating margin	ppt
F23 H1 Re-presented(1)	33.6
Exceptional operating items(2)	(1.41)
Exchange	0.51
Acquisitions and disposals	(0.16)
Other(3)	(0.56)
Gross margin	(0.56)
Marketing	(0.75)
Other operating items	(0.36)
F24 H1	30.3

(1)See page 29 for explanation under basis of preparation.
(2)For further details on exceptional operating items see pages 21 and 33-34.
(3)Fair value remeasurements and hyperinflation adjustments. For further details on fair value remeasurements see page 22. See pages 36 and 49-52 for details on hyperinflation adjustments.

Basic earnings per share (cents)

Basic eps decreased 17.2% from 119.1 cents to 98.6 cents
Basic eps before exceptional items(1) decreased 7.1% from 116.4 cents to 108.1 cents
Basic eps decreased 20.5 cents, mainly driven by exceptional items, lower organic operating profit and higher finance charges, partially offset by lower tax, higher income from associates and joint ventures, and the impact of share buybacks.

Basic eps before exceptional items decreased 8.3 cents.

(
Basic earnings per share	cents
F23 H1 Re-presented(2)	119.1
Exceptional items after tax(3)	(12.2)
Exchange on operating profit	0.2
Acquisitions and disposals(4)	(1.2)
Organic operating profit	(9.0)
Associates and joint ventures	2.2
Finance charges(5)	(4.1)
Tax(6)	2.7
Share buyback(4)	1.8
Non-controlling interests	0.1
FVR(7)	(0.8)
Hyperinflation (operating profit)(8)	(0.2)
F24 H1	98.6

(1)See page 44 for an explanation of the calculation and use of non-GAAP measures.
(2)See page 29 for an explanation under Basis of preparation.
(3)For further details on exceptional items see pages 21 and 33-34.
(4)Includes finance charges net of tax.
(5)Excludes finance charges related to acquisitions, disposals, share buybacks and includes finance charges related to hyperinflation adjustments.
(6)Excludes tax related to acquisitions, disposals and share buybacks.
(7)Fair value remeasurements. For further details see page 21.
(8)Operating profit hyperinflation adjustments movement was $(3) million compared to the first half of fiscal 23 (F24 H1 - $(12) million; F23 H1 - $(9) million).

Net cash from operating activities and free cash flow ($ million)

Generated $2,146 million net cash from operating activities(1) and $1,462 million free cash flow
Net cash from operating activities was $2,146 million, an increase of $674 million compared to the first half of fiscal 23. Free cash flow grew by $498 million to $1,462 million.

Free cash flow growth was driven by strong working capital management interventions and the positive impact of lapping one-off cash tax payments from the prior year. These favourable factors more than offset the negative impacts of lower operating profit and increased interest payments, attributable to the current higher interest rate environment. The increase in capital expenditure (capex) demonstrates our commitment to investments for long-term sustainable growth.

Free cash flow	$ million
F23 H1 Net cash from operating activities re-presented(2)	1,472
F23 H1 Capex and movements in loans and other investments re-presented(2)	(508)
F23 H1 Free cash flow re-presented(2)	964
Exchange(3)	4
Operating profit(4)	(299)
Working capital(5)	893
Capex	(69)
Tax	200
Interest	(137)
Other(6)	(94)
F24 H1 Free cash flow	1,462
F24 H1 Capex and movements in loans and other investments	684
F24 H1 Net cash from operating activities	2,146

(1)Net cash from operating activities excludes net capex (F24 H1 - $(575) million; F23 H1 - $(506) million) and movements in loans and other investments.

(2) See page 29 for an explanation under Basis of preparation.

(3)Exchange on operating profit before exceptional items.
(4)Operating profit excludes exchange, depreciation and amortisation, post employment charges of $(10) million and other non-cash items.
(5)Working capital movement includes maturing inventory.
(6)Other items include dividends received from associates and joint ventures, movements in loans and other investments and post employment payments.

Fiscal 24 outlook

Organic net sales growth
Overall, for the group, we expect our organic net sales growth rate in the second half to gradually improve compared to the growth rate in the first half.

In North America, in the second half of fiscal 24, we expect to drive gradual improvement in organic net sales performance, despite uncertainty in the consumer environment. We will continue to invest in our brands and innovations as we work towards the delivery of high-quality market share improvement as the consumer environment continues to normalise.

In the second half of fiscal 24, we expect macroeconomic pressures will persist in LAC and impact progress in reducing inventory levels. As a result, we expect organic net sales in LAC to decline between the range of -10% to -20% in the second half of fiscal 24, compared to the second half of fiscal 23. However, we expect to close fiscal 24 with a more appropriate level of inventory for the current consumer environment.

In Europe, Asia Pacific and Africa, we expect continued growth in the second half recognising that macroeconomic volatility and consumer uncertainty will likely persist.

Organic operating profit growth
In the second half of fiscal 24, we expect an organic operating profit decline compared to the prior year, but we expect the rate of decline to improve compared to the first half of fiscal 24. While we expect headwinds to persist from continued inflation and relatively low operating leverage as we reduce inventory in LAC, we will continue to focus on delivering strong productivity and leveraging revenue growth management capabilities, while remaining invested in marketing.

Taxation
We expect the tax rate before exceptional items for fiscal 24 to be in the region of 23% mainly as a result of profit mix.

Effective interest rate
We expect the effective interest rate to reduce slightly for the full year from the first half of fiscal 24 which was reported at 4.4%, given current market conditions.

Productivity
At the end of fiscal 24, we will complete a three-year period over which we committed to deliver $1.5 billion of productivity benefits and we expect to exceed this target.

At our Capital Markets Event in November 2023, we announced a new productivity commitment to deliver $2.0 billion of productivity savings over the three years, from fiscal 25 to fiscal 27. We plan to deliver this accelerated productivity commitment across cost of goods, marketing spend and overheads. This acceleration will be supported by investments, including our supply chain agility programme, which was announced in July 2022. We expect benefits from our supply chain agility programme to increase from fiscal 25 and accelerate in the following years.

Capital expenditure and free cash flow
In fiscal 24, we continue to expect capital expenditure for the full year to be in the range of $1.3-1.5 billion. We expect broadly this level of spend to continue in the coming years, but then normalise to historical levels as a percentage of net sales starting in fiscal 27. We expect cash flow to grow organically through the second half of fiscal 24, while we continue to invest in capital expenditure and maturing stock.

Foreign exchange guidance
We are not providing specific guidance in relation to foreign exchange for fiscal 24. However, using the first half experienced foreign exchange impact and spot exchange rates of $1=£0.79 and $1=€0.90 as at 31 December 2023 for the second half and applying them to a representative income statement profile, for operating profit we would see a positive exchange impact of approximately $210 million and a negative impact on net sales of approximately $90 million.

Fiscal 25 outlook

As we move into fiscal 25 and the consumer environment improves, we expect to progress towards the delivery of our medium-term guidance with our organic net sales growth trajectory improving in full year fiscal 25 compared to fiscal 24. We expect organic operating profit growth in full year fiscal 25 to be broadly in line with organic net sales growth.

Medium-term guidance

Organic net sales growth and organic operating profit growth
We believe in the fundamental strength of our business and expect our advantaged portfolio to benefit from international spirits continuing to gain share of Total Beverage Alcohol and premiumisation trends, combined with continued investment in marketing and innovation. Our portfolio is well-positioned across categories, price points and regions. We will use our deep understanding of consumers to quickly adapt to changes in trends and behaviours, while investing in marketing and innovation and leveraging our revenue growth management capabilities, including balancing strategic pricing actions with individual market share growth objectives.

As discussed at our recent Capital Markets Event, over the medium term, we expect to deliver organic net sales growth in the range of 5% to 7%. We expect to deliver sustainable organic operating profit growth broadly in line with organic net sales growth as we increase marketing investment and navigate continued cost inflation in the near term. In the long term, we expect to deliver organic operating profit growth ahead of organic net sales growth.

Functional and presentation currency

Commencing with the interim dividend declared in January 2024, Diageo's dividends will be declared in US dollars and remain in line with the group's existing progressive dividend policy. Holders of ordinary shares will continue to receive their dividends in sterling, but will have the option to elect to receive their dividends in US dollars instead. Holders of American Depositary Receipts (ADRs) will continue to receive dividends in US dollars.

Unaudited recast full primary financial information and selected financial information as of and for the years ended 30 June 2021, 30 June 2022 and 30 June 2023 will be re-presented in US dollars and made available later today to reflect the change in the presentation currency of Diageo from sterling to US dollars.

Notes to the business and financial review

Unless otherwise stated:
-   movements in results are for the six months ended 31 December 2023 compared to the six months ended 31 December 2022;
-   commentary below refers to organic movements unless stated as reported;
-   volume is in millions of equivalent units (EUm);
-   net sales are sales after deducting excise duties;
-   percentage movements are organic movements unless stated as reported;
-   growth is organic net sales movement; and
-   market share refers to value share, except for India which is volume share.

Following a review of our interim performance metrics, we have made the decision to report return on average invested capital only on a full-year basis at year end going forward.

See page 44 for an explanation of the calculation and use of non-GAAP measures.

Business review
North America

●
Reported net sales declined 2%, due to weaker organic performance.
●
Organic net sales declined 2%, due to weaker performance in US Spirits and Canada, partially offset by growth from Diageo Beer Company (DBC USA).
●
Price/mix grew 1% and was more than offset by a 3% decline in volume, mainly in vodka and rum.
●
US Spirits net sales declined 2%, lapping strong double-digit growth in tequila, US whiskey and spirits-based ready to drink products. Depletion growth was approximately one percentage point ahead of shipment growth in the first half of fiscal 24, with some variation across brands. Overall inventory levels at distributors at the end of the first half of fiscal 24 remained in line with historical levels.
●
DBC USA net sales grew 5%, reflecting strong growth in Guinness and Smirnoff flavoured malt beverages.
●
Organic operating margin increased by 12bps, driven by gross margin expansion, partially offset by increased marketing investment. Gross margin improvement was driven by productivity savings, supply efficiencies and pricing actions which more than offset adverse mix and inflation.
●
Marketing investment grew 2% as we invested in key categories and brands.

US Spirits highlights(1):

●
Tequila net sales declined 5%, primarily due to a 14% decline in Casamigos lapping double-digit growth as distributors replenished inventory in the prior year. Don Julio net sales increased 2%, driven by aged liquid variants including Reposado, partially offset by some destocking of Don Julio 1942. Both Casamigos and Don Julio depletions were significantly ahead of shipments. Diageo's tequila portfolio continues to grow share of the total US spirits industry, primarily driven by Don Julio.
●
Crown Royal whisky net sales decreased 2%, primarily due to Crown Royal Deluxe and Crown Royal Peach, partially offset by the strength of broader flavours, led by Crown Royal Salted Caramel and Crown Royal Regal Apple, as well as premium variants.
●
Vodka net sales declined 4%, primarily due to Cîroc, which declined 21% as consumers shifted into other spirits categories, partially offset by 2% growth in Smirnoff, driven by flavoured variants. Ketel One net sales declined 4% driven by Ketel One Botanicals. Ketel One held share of spirits and grew share of the vodka category supported by our 'Made to Cocktail' media campaign.
●
Johnnie Walker net sales declined 13%, due to continued normalisation of demand for luxury variant Johnnie Walker Blue Label. Johnnie Walker gained share of the scotch category in the first half of fiscal 24.
●
Captain Morgan net sales declined 2%, primarily due to Captain Morgan Original Spiced.
●
Bulleit whiskey net sales increased 19%, significantly ahead of depletions growth as inventory levels continue to normalise. Bulleit held share of the spirits industry.
●
Buchanan's net sales increased 36%, primarily driven by the continued success of Buchanan's Pineapple. Buchanan's trademark also gained share of the spirits industry.
●
Single Malts net sales declined 27%, due to the lapping of the launch of luxury innovation Lagavulin 11YO Charred Oak Cask.
●
Spirits-based cocktails net sales increased 33%, driven by the expansion of our cocktail collection Ketel One Espresso Martini, Ketel One Cosmopolitan, and Tanqueray Negroni.

Key financials ($ million): North America
	F23 H1 Re-presented(2)	Exchange	Acquisitions and disposals	Organic movement	Other(3)	F24 H1	Reported movement%
Net sales	4,149	(3)	2	(64)	-	4,084	(2)
Marketing	767	(1)	4	12	-	782	2
Operating profit before exceptional items	1,690	62	(11)	(21)	5	1,725	2
Exceptional operating items(4)	(31)					(182)
Operating profit	1,659					1,543	(7)

(1)Spirits brands excluding cocktails, which includes ready to drink, ready-to-serve and non-alcoholic variants.
(2) See page 29 for an explanation under Basis of preparation.
(3)Fair value remeasurements. For further details see page 21.
(4)For further details on exceptional operating items see pages 21 and 33-34.

Markets and categories:					Key brands(3):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(4)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
North America(1)	(3)	(3)	(2)	(2)	Crown Royal	(3)	(2)	(2)
					Don Julio	19	2	2
US Spirits(1)	(3)	(2)	(2)	(2)	Smirnoff	(5)	2	1
DBC USA(2)	2	2	5	5	Casamigos(5)	(9)	(14)	(14)
Canada	(7)	(7)	(5)	(7)	Johnnie Walker	(6)	(13)	(13)
					Captain Morgan	(7)	(1)	(1)
Spirits(1)	(4)	(3)	(3)	(3)	Baileys	-	5	4
Beer	3	3	6	6	Ketel One(6)	(5)	(5)	(5)
Ready to drink	(6)	(6)	7	6	Bulleit whiskey(7)	13	19	19
					Guinness	2	5	5
					Buchanan's	50	35	35

North America contributed	North America organic net sales declined
37% of Diageo reported net sales in first half of fiscal 24	2% in first half of fiscal 24

(1)Reported volume movement includes impacts from acquisitions and/or disposals. For further details see pages 46-48.
(2)Certain spirits-based ready to drink products in certain states are distributed through DBC USA and those net sales are captured within DBC USA.
(3)Spirits brands excluding cocktails, which includes ready to drink, ready- to-serve and non-alcoholic variants.
(4)Organic equals reported volume movement.
(5)Casamigos trademark includes both tequila and mezcal.
(6)Ketel One includes Ketel One vodka and Ketel One Botanicals.
(7)Bulleit whiskey excludes Bulleit Crafted Cocktails.

Europe
●
Reported net sales grew 10%, primarily driven by a hyperinflation adjustment(1) related to Turkey and organic growth.
●
Organic net sales grew 3%, primarily driven by double-digit growth in Turkey and high single-digit growth in Great Britain and Ireland. This was significantly offset by declines in Eastern Europe, primarily due to lapping final sales of inventories in Russia following the previously announced winding down of operations in fiscal 23. Excluding the impact of lapping the final sales of inventories in Russia, organic net sales grew 6%.
●
Price/mix grew 7%, driven by price increases across all markets, with Guinness growth driving particularly strong price/mix in Great Britain and Ireland. Volume declined by 4%, primarily in the standard price tier.
●
Spirits net sales were flat, with high double-digit growth in tequila, primarily Don Julio, offset by declines in other categories, mainly rum and gin. Excluding the effect of lapping final sales of inventories in Russia, spirits net sales grew 3%.
●
Beer net sales grew 20%, driven by both positive volume and price/mix. Guinness net sales grew 24%, gaining share in the on-trade in both Ireland and Great Britain.
●
Organic operating margin declined by 257bps. Strong strategic price increases were more than offset by cost inflation and increased marketing investment.
●
Marketing investment increased 9%, driven primarily by investment in Johnnie Walker, Don Julio and Tanqueray 0.0.

Market highlights:

●
Great Britain net sales grew 9%, primarily driven by strong performance in Guinness, which gained share in both the on-trade and off-trade.
●
Southern Europe net sales were 1% lower, due to declines in rum and J&B more than offsetting strong growth in Johnnie Walker Red Label and Johnnie Walker Black Label. Southern Europe delivered double-digit basis point market share gains in the whisky category.
●
Northern Europe net sales were 4% lower, due to declines in Talisker, Lagavulin and ready to drink (RTD) cocktails more than offsetting double digit-growth in Johnnie Walker Red Label.
●
Ireland net sales grew 10%, primarily driven by double-digit growth in Guinness and strong share gains in the on-trade.
●
Eastern Europe net sales declined 16%, primarily driven by lapping the final sales of inventories in Russia in the first half of the prior year. Excluding Russia, net sales grew 5% driven by Guinness and Don Julio.
●
Turkey net sales grew 30%, with volume growth of 3%, primarily reflecting the impact of price increases in response to inflation and increased excise duties. Growth was mostly driven by strong performance in Johnnie Walker Red Label and Johnnie Walker Black Label, with share gains in whisky.

Key financials ($ million): Europe
	F23 H1 Re-presented(2)	Exchange	Acquisitions and disposals	Organic movement	Hyperinflation(1)	F24 H1	Reported movement %
Net sales	2,339	5	20	78	123	2,565	10
Marketing	387	7	16	35	14	459	19
Operating profit before exceptional items	820	13	(9)	(34)	7	797	(3)
Exceptional operating items(3)	17					(11)
Operating profit	837					786	(6)

(1)See pages 35 and 45-47 for details on hyperinflation adjustments..
(2)See page 29 for an explanation under Basis of preparation.
(3)For further details on exceptional operating items see pages 21 and 33-34.

Markets and categories:					Key brands(2):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(3)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Europe(1)	(4)	(3)	3	10	Guinness	9	24	32
					Johnnie Walker	8	12	17
Great Britain(1)	(1)	(2)	9	15	Baileys	-	2	8
Southern Europe(1)	(5)	(5)	(1)	5	Smirnoff	(3)	3	9
Northern Europe(1)	(7)	(7)	(4)	2	Captain Morgan	(10)	(7)	(3)
Ireland(1)	(1)	(2)	10	17	Gordon's	(11)	(5)	-
Eastern Europe(1)	(15)	(15)	(16)	(15)	Tanqueray	(10)	(6)	(1)
Turkey(1)	3	3	30	25	JeB	(7)	(11)	(6)

Spirits(1)	(4)	(4)	-	6
Beer	7	7	20	28
Ready to drink(1)	(14)	(15)	(8)	(4)

Europe contributed	Europe organic net sales grew
23% of Diageo reported net sales in first half of fiscal 24	3% in first half of fiscal 24

(1)Reported volume movement includes impacts from acquisitions and/or disposals. For further details see pages 46-48.
(2)Spirits brands excluding ready to drink and non-alcoholic variants.
(3)Organic equals reported volume movement.

Asia Pacific

●
Reported net sales grew 2%, driven by organic growth, partially offset by the disposal of Windsor and the negative impact of foreign exchange.
●
Organic net sales grew 6%, driven by double-digit growth in Greater China, lapping low single-digit growth in the prior year, and high single-digit growth in India. This was partially offset by declines in markets lapping on-trade recovery, mainly North Asia and South East Asia, as well as a decline in Australia.
●
Price/mix of 8% was driven by price increases and the growth of ultra-premium and super-premium price tiers, led by Chinese white spirits, scotch and tequila.
●
Spirits net sales grew 8%, primarily driven by strong double-digit growth in Chinese white spirits; IMFL whisky(1) and The Singleton also grew double-digits. Tequila delivered triple-digit growth, primarily in South East Asia and Travel Retail, albeit on a smaller base.
●
Organic operating margin declined by 84bps. Positive mix, attributable to growth in Chinese white spirits in Greater China, as well as favourable product mix in India driving positive gross margin, was more than offset by marketing investment.
●
Marketing investment grew 15%, mainly driven by incremental investment in Chinese white spirits, as well as Don Julio 1942 and single malts across almost all markets.

Market highlights:

●
India net sales grew 9%, driven by double-digit growth in IMFL whisky and scotch. Scotch growth was driven by Johnnie Walker and Black & White.
●
Greater China net sales grew 18%, primarily driven by strong growth in Chinese white spirits, reflecting the recovery of the on-trade following the easing of Covid-19 restrictions.
●
Australia net sales declined 6%, primarily driven by RTD cocktails.
●
South East Asia net sales declined 5%, lapping strong double-digit growth in the prior period. Growth across the region, mainly in Don Julio and The Singleton, was more than offset by double-digit declines in Vietnam, particularly impacting Johnnie Walker.
●
North Asia (Korea and Japan) net sales declined 6%, lapping strong growth in the prior period driven by the recovery of the on-trade. The decline was attributable to scotch, primarily Johnnie Walker Black Label and White Horse.
●
Travel Retail Asia and Middle East net sales grew 4%, primarily driven by Don Julio 1942.

Key financials ($ million): Asia Pacific
	F23 H1 Re-presented(2)	Exchange	Acquisitions and disposals	Organic movement	F24 H1	Reported movement %
Net sales	2,169	(23)	(65)	125	2,206	2
Marketing	356	-	(3)	53	406	14
Operating profit before exceptional items	704	(24)	(14)	23	689	(2)
Exceptional operating items(3)	(25)				-
Operating profit	679				689	1
(1)Indian-Made Foreign Liquor (IMFL) whisky.
(2)See page 29 for an explanation under Basis of preparation.
(3)For further details on exceptional operating items see pages 21 and 33-34.

Markets and categories:					Key brands(2):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(3)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Asia Pacific(1)	(2)	(15)	6	2	Johnnie Walker	(11)	1	5
					Shui Jing Fang(4)	44	32	27
India(1)	-	(16)	9	(1)	McDowell's	(5)	3	(1)
Greater China	20	20	18	14	The Singleton	28	22	20
Australia	(10)	(10)	(6)	(8)	Smirnoff	(2)	(1)	(5)
South East Asia(1)	(15)	(15)	(5)	-	Royal Challenge	13	20	17
North Asia	(27)	(27)	(6)	(18)	Guinness	(11)	(9)	(7)
Travel Retail Asia and Middle East	(18)	(18)	4	12	Black & White	17	22	19

Spirits(1)(2)	(2)	(14)	8	3
Beer	(11)	(11)	(8)	(6)
Ready to drink	(17)	(17)	(12)	(14)

Asia Pacific contributed	Asia Pacific organic net sales grew
20% of Diageo reported net sales in first half of fiscal 24	6% in first half of fiscal 24

(1)Reported volume movement includes impacts from acquisitions and/or disposals. For further details see pages 46-48.

(2)Spirits brands excluding ready to drink and non-alcoholic variants.
(3)Organic equals reported volume movement.
(4)Growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand.

Latin America and Caribbean

●
Reported net sales declined 18%, reflecting weaker organic performance partially offset by a favourable impact from foreign exchange, mainly due to a strengthening of various major regional currencies.
●
Organic net sales declined 23%, driven by softening consumer demand across LAC markets and lapping strong double-digit growth. Despite depletions running ahead of shipments during the period, inventory levels in the channel remained elevated at the end of the first half of fiscal 24.
●
Price/mix declined 4%, reflecting higher trade investment to manage inventory towards appropriate levels for the current macroeconomic environment, and consumer downtrading.
●
Spirits net sales declined 25%, primarily led by a double-digit decline in scotch, particularly Buchanan's, Johnnie Walker Black Label and Old Parr, as well as a strong double-digit decline in Don Julio.
●
Organic operating margin declined by 994bps, driven by lower operating leverage, increased trade investment and cost inflation.
●
Marketing investment declined 19%, slightly behind the organic net sales decline, in response to the softening consumer environment.

Market highlights:

●
Brazil net sales declined 27%, primarily driven by a strong double-digit decline in scotch across all brands, while winning market share in the scotch, vodka and gin categories.
●
Mexico net sales declined 28%, primarily driven by strong double-digit declines in tequila, led by Don Julio, and scotch.
●
Central America and Caribbean (CCA) net sales declined 29%, primarily due to strong double-digit declines in scotch and tequila, which more than offset strong triple-digit growth in Smirnoff Ice flavoured malt beverages.
●
Andean (Colombia and Venezuela) net sales declined 22%, with positive price/mix more than offset by lower volume. Scotch contracted 25%, primarily driven by strong double-digit declines in Buchanan's and Johnnie Walker, and a double-digit decline in Old Parr.
●
South LAC (Argentina, Bolivia, Chile, Ecuador, Paraguay, Peru and Uruguay) net sales grew 4%, driven by strong price/mix, partially offset by a decline in volume.

Key financials ($ million): Latin America and Caribbean
	F23 H1 Re-presented(1)	Exchange	Organic movement	Other (2)	F24 H1	Reported movement %
Net sales	1,299	80	(310)	-	1,069	(18)
Marketing	209	15	(40)	-	184	(12)
Operating profit	538	36	(234)	(24)	316	(41)

(1)See page 29 for an explanation under Basis of preparation.
(2)Fair value remeasurements. For further details see page 21.

Markets and categories:					Key brands(1):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(2)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Latin America and Caribbean					Johnnie Walker	(14)	(18)	(16)
	(19)	(19)	(23)	(18)	Buchanan's	(24)	(32)	(20)
					Don Julio	(28)	(36)	(29)
Brazil	(15)	(15)	(27)	(23)	Old Parr	(20)	(30)	(20)
Mexico	(21)	(21)	(28)	(18)	Smirnoff	(17)	(16)	(16)
CCA	(22)	(22)	(29)	(26)	Black & White	(25)	(32)	(24)
Andean	(27)	(27)	(22)	6	Baileys	(25)	(18)	(14)
South LAC	(19)	(19)	4	(13)	White Horse	(17)	(31)	(26)

Spirits	(19)	(19)	(25)	(19)
Beer	12	12	45	51
Ready to drink	(13)	(13)	(13)	(10)

Latin America and Caribbean contributed	Latin America and Caribbean organic net sales declined
10% of Diageo reported net sales in first half of fiscal 24	23% in first half of fiscal 24

(1)Spirits brands excluding ready to drink and non-alcoholic variants.
(2)Organic equals reported volume movement.

Africa

●
Reported net sales declined 12%, reflecting an unfavourable impact from foreign exchange, mainly due to a weakening Nigerian naira and Kenyan shilling, partially offset by organic growth.
●
Organic net sales grew 9%, with growth across all markets except South Africa. Growth was driven by price increases, partially offset by a 6% decline in volume.
●
Price/mix grew 16%, mainly due to broad-based price increases in Nigeria, Africa Regional Markets and East Africa. Volume declines were driven by spirits, mainly vodka and scotch, primarily in the value and standard price tiers.
●
Spirits net sales declined 4%, driven by a 14% volume decrease, mainly in international spirits led by Smirnoff 1818 and Johnnie Walker Red Label. Chrome and Orijin also contributed to the volume decline.
●
Beer net sales grew 17%, with strong growth in all main beer markets, Nigeria, East Africa and Africa Regional Markets. The increase was primarily driven by Malta Guinness, Senator and Guinness, each delivering double digit growth. Net sales benefitted from price increases and volume growth of 3%.
●
Organic operating margin increased by 2bps, as price increases and productivity savings more than offset cost inflation.
●
Marketing investment grew 6%, focused on supporting spirits premiumisation, Guinness and tequila penetration.

Market highlights:

●
East Africa net sales increased 9%, lapping a softer comparator and driven by price increases and 2% volume growth. The increase was primarily driven by beer, mainly Senator. Spirits also contributed to the improvement led by gin, rum and scotch, followed by RTD, particularly Smirnoff Ice.
●
Nigeria net sales grew 20%, driven by strong price/mix supported by price increases across all categories. Growth was partially offset by a decline in volume.
●
Africa Regional Markets net sales grew 11%, led by growth in beer, primarily driven by Malta Guinness and Guinness, supported by price increases. The growth was partially offset by a decline in spirits particularly in Johnnie Walker. Strong price/mix more than offset a volume decline of 10%.
●
South Africa net sales declined 15%, primarily driven by lower volume of 21%, reflecting declines in Johnnie Walker Black Label and Smirnoff 1818.

Key financials ($ million): Africa
	F23 H1 Re-presented(1)	Exchange	Reclassification	Acquisitions and disposals	Organic movement	Hyperinflation(2)	F24 H1	Reported movement %
Net sales	1,113	(229)	-	(8)	95	4	975	(12)
Marketing	133	(25)	(7)	(2)	7	-	106	(20)
Operating profit	215	(93)	-	(3)	21	(10)	130	(40)

(1)See page 29 for an explanation under Basis of preparation.
(2)See pages 35 and 45-47 for details on hyperinflation adjustments.

Markets and categories:					Key brands(2):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(3)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Africa(1)	(6)	(4)	9	(12)	Guinness	(12)	11	(32)
					Malta Guinness	4	47	(4)
East Africa	2	2	9	(5)	Senator	31	34	11
Nigeria	(15)	(15)	20	(35)	Johnnie Walker	(22)	(11)	(18)
Africa Regional Markets(1)	(10)	(13)	11	(17)	Smirnoff	(19)	(11)	(25)
South Africa	(21)	5	(15)	17	Tusker	(3)	3	(9)
					Serengeti	(12)	(3)	(9)
Spirits(1)	(14)	(8)	(4)	(8)
Beer(1)	3	3	17	(14)
Ready to drink(1)	(2)	(28)	28	(24)

Africa contributed	Africa organic net sales grew
9% of Diageo reported net sales in first half of fiscal 24	9% in first half of fiscal 24

(1)Reported volume movement includes impacts from acquisitions and/or disposals. For further details see pages 46-48.
(2)Spirits brands excluding ready to drink and non-alcoholic variants.
(3)Organic equals reported volume movement, except for Guinness which had reported volume movement of (10)%.

Category and brand review
Scotch net sales declined 10%, primarily due to LAC. Excluding LAC scotch net sales declined 5%.

o
Johnnie Walker declined 5%, led by LAC, followed by North America, partially offset by growth in Europe.
o
Buchanan's, excluding Buchanan's Pineapple(1), declined 29% due to lower volume of 21% mainly led by LAC. North America also contributed to the decline.
o
Scotch malts declined 12%, led by Europe and North America lapping the launch of innovations including Lagavulin 11YO Charred Oak Cask.
●
Tequila net sales declined 6%, attributable to declines in North America and LAC, partially offset by strong growth in Europe, APAC, and Africa, reflecting the global expansion of Don Julio.
●
Vodka net sales declined 5%, primarily due to lower volume, mainly driven by Cîroc in North America and Europe.
●
Rum net sales declined 5%, led by Europe, with volumes declining across all regions.
●
Liqueurs net sales declined 1%, primarily driven by Baileys in LAC, APAC and Africa, largely offset by growth in North America.
●
Beer net sales grew 14%, with strong growth in all regions except APAC. Growth was led by strong performance of Guinness in Europe, Africa, and North America as well as Malta and Senator in Africa. Beer volume grew 3%.
●
Ready to drink net sales declined 3%, driven by APAC, Europe and LAC, partially offset by growth in Africa and North America.
●
Total trade market share grew or held in 30%(2) of total net sales value in measured markets. This compares to 75% in the first half of fiscal 23. The decline was primarily driven by a 17bps share loss in North America, which represents 39% of the total net sales value in measured markets in the first half of fiscal 24.

Key categories

	Organic volume movement(3) %	Organic net sales movement %	Reported net sales movement %	Reported net sales by category %
Spirits(4)	(6)	(3)	(2)	80
Scotch	(10)	(10)	(8)	26
Tequila	-	(6)	(5)	11
Vodka(5)(6)	(9)	(5)	(5)	9
Canadian whisky(7)	(4)	(2)	(2)	6
Rum(6)	(16)	(5)	-	5
Liqueurs	(6)	(1)	2	6
Gin(6)	(10)	(6)	3	5
IMFL whisky(7)	4	10	(4)	4
Chinese white spirits(7)	44	32	27	4
US whiskey(7)	(1)	6	6	2
Beer	3	14	4	15
Ready to drink	(11)	(3)	(10)	4
(1)Buchanan's Pineapple is not classified as a scotch.
(2)Internal estimates incorporating Nielsen, Association of Canadian Distillers, Dichter & Neira, Frontline, INTAGE, IRI, ISCAM, NABCA, State Monopolies, TRAC, IPSOS and other third-party providers. All analysis of data has been applied with a tolerance of +/- 3 bps. Percentages represent percent of markets by total Diageo net sales contribution that have held or gained total trade share fiscal year to date. Measured markets indicate a market where we have purchased any market share data. Market share data may include beer, wine, spirits or other elements. Measured market net sales value sums to 89% of total Diageo net sales value in the first half of fiscal 24.
(3)Organic equals reported volume movement except for spirits (10)%, vodka (10)%, liqueurs (5)%, gin (3)%, IMFL whisky (15)%,and ready to drink (18)%.
(4)Spirits brands excluding ready to drink and non-alcoholic variants.
(5)Vodka includes Ketel One Botanical.
(6)Vodka, rum and gin include IMFL variants.
(7)See pages 8-9 for details of Canadian whisky, US whiskey and pages 12-13 for details of IMFL whisky and Chinese white spirits.

Key brands(1):
	Organic volume movement(2) %	Organic net sales movement %	Reported net sales movement %
Johnnie Walker	(7)	(5)	(3)
Guinness	(1)	14	6
Smirnoff	(8)	(1)	(1)
Don Julio	7	(1)	1
Crown Royal	(3)	(2)	(2)
Baileys	(5)	-	2
Casamigos(3)	(8)	(13)	(13)
Shui Jing Fang(4)	44	32	27
Captain Morgan	(9)	(3)	(2)
Scotch malts	(6)	(12)	(11)
Buchanan's	(6)	(11)	(2)
McDowell's	(5)	2	(1)
Gordon's	(13)	(4)	19
Tanqueray	(12)	(10)	(10)
Bulleit whiskey(5)	13	19	19
Ketel One(6)	(6)	(5)	(5)
Cîroc vodka	(22)	(23)	(22)
Old Parr	(18)	(25)	(17)
Black & White	(13)	(12)	(9)
Yenì Raki	(4)	(6)	11
JeB	(12)	(17)	(13)
Bundaberg	(5)	(1)	(4)

(1)Brands excluding ready to drink, non-alcoholic variants and beer except Guinness.
(2)Organic equals reported volume movement, except for Gordon's which had reported volume movement of 1%.
(3)Casamigos trademark includes both tequila and mezcal.
(4)Growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand.
(5)Bulleit whiskey excludes Bulleit Crafted Cocktails.
(6)Ketel One includes Ketel One vodka and Ketel One Botanical.

Additional financial information
Six months ended 31 December 2023

Summary income statement

	31 December 2022	Exchange (a)	Acquisitions and disposals (b)	Organic movement(2)	Fair value remeasurement (d)	Reclassification	Hyperinflation(2)	31 December 2023
	Re-presented(1) $ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Sales	15,611	(353)	(328)	152	-	-	99	15,181
Excise duties	(4,491)	186	277	(219)	-	-	28	(4,219)
Net sales	11,120	(167)	(51)	(67)	-	-	127	10,962
Cost of sales	(4,248)	156	25	(36)	(24)	-	(86)	(4,213)
Gross profit	6,872	(11)	(26)	(103)	(24)	-	41	6,749
Marketing	(1,861)	1	(15)	(70)	-	7	(14)	(1,952)
Other operating items	(1,241)	14	4	(32)	5	(7)	(30)	(1,287)
Operating profit before exceptional items	3,770	4	(37)	(205)	(19)	-	(3)	3,510
Exceptional operating items (c)	(39)							(193)
Operating profit	3,731							3,317
Non-operating items (c)	19							(60)
Net finance charges	(345)							(431)
Share of after tax results of associates and joint ventures	202							253
Profit before taxation	3,607							3,079
Taxation (e)	(766)							(737)
Profit for the period	2,841							2,342
(1)See page 29 for an explanation under Basis of preparation.
(2)For the definition of organic movement and hyperinflation see pages 44-45.

 (a) Exchange
The impact of movements in exchange rates on reported figures for operating profit was principally in respect of the favourable exchange impact of the strengthening of the Mexican peso and sterling against the US dollar, partially offset by the weakening of the Nigerian naira, Kenyan shilling and the Turkish lira.

The effect of movements in exchange rates and other movements on profit before exceptional items and taxation for the six months ended 31 December 2023 is set out in the table below.

Gains/(losses)
$ million
Translation impact	(9)
Transaction impact	13
Operating profit before exceptional items	4
Net finance charges - translation impact	(7)
Net finance charges - transaction impact	(6)
Net finance charges	(13)
Associates - translation impact	14
Profit before exceptional items and taxation	5

	Six months ended 31 December 2023	Six months ended 31 December 2022
Exchange rates
Translation $1 =	£0.80	£0.85
Transaction $1 =	£0.79	£0.78
Translation $1 =	€0.92	€0.98

 (b) Acquisitions and disposals
The acquisitions and disposals movement in the six months ended 31 December 2023 was primarily attributable to the disposal of the United Spirits Limited (USL) Popular brands and Guinness Cameroun S.A. See pages 22, 38 and 44-48 for further details.

 (c) Exceptional items
In the six months ended 31 December 2023, exceptional operating items were a loss of $193 million (2022 - a loss of $39 million), mainly due to various dispute and litigation matters ($108 million) and charges in respect of brand impairment ($54 million) and the supply chain agility programme ($31 million).

In the six months ended 31 December 2023, exceptional non-operating items were a loss of $60 million (2022 - a gain of $19 million), mainly driven by the loss on the sale of the Windsor business in Korea ($53 million).

See pages 33-34 for further details.

 (d) Fair value remeasurement
The adjustment to cost of sales reflects the elimination of fair value changes for biological assets in respect of growing agave plants of $24 million loss for the six months ended 31 December 2023 and $nil for the six months ended 31 December 2022. The adjustments to marketing and other operating expenses were the elimination of fair value changes to contingent consideration liabilities and earn-out arrangements in respect of prior year acquisitions of $23 million gain for the six months ended 31 December 2023 and $18 million gain for the six months ended 31 December 2022.

 (e) Taxation
The reported tax rate for the six months ended 31 December 2023 was 23.9% compared with 21.2% for the six months ended 31 December 2022.

For the six months ended 31 December 2023, income tax expense was recognised based on management's best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pre-tax income of the interim period in line with the relevant accounting standard.

Included in the tax charge of $737 million in the six months ended 31 December 2023 is a net exceptional tax credit of $42 million, including an exceptional tax credit of $23 million in respect of various dispute and litigation matters in North America and Europe and $13 million in respect of brand impairments in the US ready to drink portfolio.

The tax rate before exceptional items for the six months ended 31 December 2023 was 23.4% compared with 23.4% for the six months ended 31 December 2022.

We expect the tax rate before exceptional items for the year ending 30 June 2024 to be in the region of 23%.

 (f) Dividend
The group aims to increase the dividend each year. The decision in respect of the dividend is made with reference to the dividend cover as well as current performance trends, including sales and profit after tax together with cash generation. Diageo targets dividend cover (the ratio of basic earnings per share before exceptional items to dividend per share) within the range of 1.8-2.2 times. For the year ended 30 June 2023, dividend cover was 2.0 times on a re-presented basis. The group will keep future returns of capital, including dividends, under review through the year ending 30 June 2024 to ensure Diageo's capital is allocated in the best way to maximise value for the business and its stakeholders.

An interim dividend of 40.50 cents per share will be paid to holders of ordinary shares and US ADRs on register as of 1 March 2024. The ex-dividend date is 29 February 2024. This represents an increase of 5% on last year's interim dividend. The interim dividend will be paid to holders of ordinary shares and US ADRs on 17 April 2024. Holders of ordinary shares will receive their dividends in sterling unless they elect to receive their dividends in US dollars by 15 March 2024. The dividend per share in pence to be paid to ordinary shareholders will be announced approximately two weeks prior to the payment date and will be determined by the actual foreign exchange rates achieved by Diageo buying forward contracts, entered into during the three days preceding the announcement. A dividend reinvestment plan is available to holders of ordinary shares in respect of the interim dividend and the plan notice date is 15 March 2024.

 (g) Return of capital
Diageo's current return of capital programme, approved by the Board on 31 July 2023, seeks to return up to $1.0 billion to shareholders and is expected to be completed no later than 26 June 2024. The current programme follows the successful completion of Diageo's additional return of capital programme that ended on 2 June 2023, in which $0.6 billion of capital (announced as up to £0.5 billion on 26 January 2023) was returned to shareholders.

In the six months ended 31 December 2023, the company purchased 12.9 million ordinary shares (2022 - 14.8 million) at a cost of $480 million (including transaction costs of $2 million) (2022 - $655 million including transaction costs of $8 million). All shares purchased under the share buyback programme were cancelled. The remaining contractual amount of $522 million is expected to be purchased by 26 June 2024. As the share buyback programme cannot be cancelled during closed periods, a financial liability of $497 million (including transaction costs) was accrued in line with contractual terms at 31 December 2023 (2022 - $259 million) equivalent to 13.6 million shares (2022 - 5.9 million shares) that represents the maximum potential purchase value by 31 January 2024.

Movements in net borrowings and equity

Movements in net borrowings

	2023	2022
	$ million	Re-presented(1) $ million
Net borrowings at 30 June	(19,582)	(17,107)
Free cash flow (2)	1,462	964
Acquisitions (3)	(3)	(129)
Investment in associates	(51)	(38)
Sale of businesses and brands (4)	18	111
Share buyback programme (5)	(480)	(655)
Net sale of own shares for share schemes (6)	5	12
Dividends paid to non-controlling interests	(71)	(94)
Net movements in bonds (7)	558	1,689
Net movements in other borrowings (8)	(331)	(33)
Equity dividend paid	(1,348)	(1,194)
Net (decrease)/increase in cash and cash equivalents	(241)	633
Net increase in bonds and other borrowings	(227)	(1,658)
Exchange differences (9)	(399)	4
Other non-cash items (10)	(34)	(75)
Net borrowings at 31 December	(20,483)	(18,203)
(1)See page 29 for an explanation under Basis of preparation.

(2) See page 49 for the analysis of free cash flow.

(3) In the six months ended 31 December 2023, Diageo paid $3 million in respect of prior year acquisitions. Diageo completed two acquisitions in the six months ended 31 December 2022: (i) on 29 September 2022, the acquisition of the remaining issued share capital of Mr Black Spirits Pty Ltd, owner of Mr Black, the Australian premium cold brew coffee liqueur, that it did not already own; and (ii) on 2 November 2022, the acquisition of the entire issued share capital of Balcones Distilling, a Texas craft distiller and one of the leading producers of American single malt whiskey in the United States. In the six months ended 31 December 2022, Diageo also paid $22 million in respect of prior year acquisitions.

(4) In the six months ended 31 December 2023, sale of businesses and brands included a net cash consideration of $17 million for the disposal of Windsor Global Co., Ltd. In the six months ended 31 December 2022, sale of businesses and brands represents the disposal of the USL Popular brands and the Archers brand net of transaction costs.

(5) See page 21 for details of Diageo's return of capital programmes.

(6) Net sale of own shares comprised receipts from employees on the exercise of share options of $21 million (2022 - $34 million) less purchase of own shares for the future settlement of obligations under the employee share option schemes of $16 million (2022 - $22 million).

(7) In the six months ended 31 December 2023, the group issued bonds of $1,700 million ($1,690 million - net of discount and fee) and repaid bonds of $500 million and €600 million ($632 million). In the six months ended 31 December 2022, the group issued bonds of $2,000 million (cash flow includes related discount and fee) and repaid bonds of $300 million.

(8) In the six months ended 31 December 2023, the net movements in other borrowings principally arose from the decrease in commercial paper, collateral and bank loan balances, cash outflows of foreign currency swaps and forwards, and repayment of lease liabilities. In the six months ended 31 December 2022, the net movements in other borrowings principally arose from cash movement of foreign currency swaps and forwards and repayment of lease liabilities offset by the increase in bank loans.

(9) In the six months ended 31 December 2023, exchange losses arising on net borrowings of $399 million were primarily driven by unfavourable exchange movements on sterling and euro denominated borrowings and unfavourable exchange movements on cash and cash equivalents, foreign currency swaps and forwards and interest rate instruments. In the six months ended 31 December 2022, exchange gains arising on net borrowings of $4 million were primarily driven by favourable exchange movements on euro and sterling denominated borrowings and unfavourable exchange movements on cash and cash equivalents partially offset by favourable movements on foreign currency swaps and forwards.

(10) In the six months ended 31 December 2023, other non-cash items were principally in respect of additional leases entered into during the period partially offset by fair value movements of interest rate hedging instruments. In the six months ended 31 December 2022, other non-cash items were principally in respect of the reclassification of cash and cash equivalents in Guinness Cameroun S.A. to assets and liabilities held for sale.

Movements in equity

	2023	2022
	$ million	Re-presented(1) $ million
Equity at 30 June	11,709	11,511
Adjustment to 2023 closing equity in respect of hyperinflation in Ghana (2)	51	-
Adjusted equity at the beginning of the period	11,760	11,511
Profit for the period	2,342	2,841
Exchange adjustments (3)	(189)	(249)
Remeasurement of post employment benefit plans net of taxation	(109)	(451)
Hyperinflation adjustments net of taxation (2)	192	103
Associates' transactions with non-controlling interests	-	(14)
Dividend declared to non-controlling interests	(53)	(75)
Equity dividend declared	(1,349)	(1,200)
Share buyback programme (4)	(977)	(775)
Other reserve movements	107	148
Equity at 31 December	11,724	11,839
(1)See page 29 for an explanation under Basis of preparation.

(2) See pages 35 and 45-47 for details on hyperinflation adjustments.

(3) Exchange movements in the six months ended 31 December 2023 primarily arose from exchange loss driven by the Turkish lira, sterling and Indian rupee. Exchange movements in the six months ended 31 December 2022 primarily arose from exchange loss driven by Indian rupee and Turkish lira, partially offset by the gain in euro.

(4) See page 21 for details of Diageo's return of capital programmes.

Post employment benefit plans
The net surplus of the group's post employment benefit plans decreased by $92 million from $739 million at 30 June 2023 to $647 million at 31 December 2023. The decrease in net surplus was predominantly attributable to the unfavourable change in the discount rate assumptions in the United Kingdom due to the decrease in returns from 'AA' rated corporate bonds used to calculate the discount rates on the liabilities of the post employment plans (from 5.2% to 4.5%) that was partially offset by the favourable actual change in the market value of assets held by the post employment benefit plans in the United Kingdom, and the change in inflation rate assumptions in the United Kingdom (from 3.2% to 2.9%).

Total cash contributions by the group to all post employment benefit plans in the year ending 30 June 2024 are estimated to be approximately $90 million.

Condensed consolidated income statement

		Six months ended 31 December 2023	Six months ended 31 December 2022
	Notes	$ million	Re-presented(1) $ million
Sales	2	15,181	15,611
Excise duties		(4,219)	(4,491)
Net sales	2	10,962	11,120
Cost of sales		(4,241)	(4,279)
Gross profit		6,721	6,841
Marketing		(1,952)	(1,861)
Other operating items		(1,452)	(1,249)
Operating profit	2	3,317	3,731
Non-operating items	3	(60)	19
Finance income	4	287	303
Finance charges	4	(718)	(648)
Share of after tax results of associates and joint ventures		253	202
Profit before taxation		3,079	3,607
Taxation	5	(737)	(766)
Profit for the period		2,342	2,841

Attributable to:
Equity shareholders of the parent company		2,210	2,709
Non-controlling interests		132	132
		2,342	2,841

Weighted average number of shares		million	million
Shares in issue excluding own shares		2,242	2,274
Dilutive potential ordinary shares		5	7
		2,247	2,281

		cents	cents
Basic earnings per share		98.6	119.1
Diluted earnings per share		98.4	118.8

(1)See page 29 for an explanation under Basis of preparation.

Condensed consolidated statement of comprehensive income

	Six months ended 31 December 2023	Six months ended 31 December 2022
	$ million	Re-presented(2) $ million
Other comprehensive income
Items that will not be recycled subsequently to the income statement
Net remeasurement of post employment benefit plans
Group	(138)	(622)
Associates and joint ventures	(2)	12
Non-controlling interests	(1)	-
Tax on post employment benefit plans	32	159
Changes in the fair value of equity investments at fair value through other comprehensive income	-	(4)
	(109)	(455)
Items that may be recycled subsequently to the income statement
Exchange differences on translation of foreign operations
Group	(18)	(244)
Associates and joint ventures	106	75
Non-controlling interests	(8)	(61)
Net investment hedges	(295)	(21)
Exchange loss recycled to the income statement
On disposal of foreign operations	26	-
On step acquisitions	-	2
Tax on exchange differences - group	36	(2)
Effective portion of changes in fair value of cash flow hedges
Hedge of foreign currency debt of the group	39	72
Transaction exposure hedging of the group	90	176
Hedges by associates and joint ventures	1	16
Commodity price risk hedging of the group	(11)	(8)
Recycled to income statement - hedge of foreign currency debt of the group	52	(35)
Recycled to income statement - transaction exposure hedging of the group	(125)	(77)
Recycled to income statement - commodity price risk hedging of the group	20	(41)
Cost of hedging	(48)	-
Recycled to income statement - cost of hedging	(12)	-
Tax on effective portion of changes in fair value of cash flow hedges	(29)	(20)
Hyperinflation adjustments	290	129
Tax on hyperinflation adjustments(1)	(98)	(26)
	16	(65)
Other comprehensive (loss) net of tax, for the period	(93)	(520)
Profit for the period	2,342	2,841
Total comprehensive income for the period	2,249	2,321

Attributable to:
Equity shareholders of the parent company	2,126	2,250
Non-controlling interests	123	71
Total comprehensive income for the period	2,249	2,321

(1)Tax on hyperinflation adjustments $(64) million and tax rate change on hyperinflation adjustments $(34) million.
(2)See page 29 for an explanation under Basis of preparation.

Condensed consolidated balance sheet

		31 December 2023		30 June 2023		31 December 2022
	Notes	$ million	$ million	Re-presented(1) $ million	Re-presented(1) $ million	Re-presented(1) $ million	Re-presented(1) $ million
Non-current assets
Intangible assets		14,496		14,506		14,556
Property, plant and equipment		8,212		7,738		7,168
Biological assets		194		197		143
Investments in associates and joint ventures		5,229		4,825		4,710
Other investments		96		71		50
Other receivables		32		39		33
Other financial assets		430		497		479
Deferred tax assets		171		178		127
Post employment benefit assets		1,118		1,210		1,272
			29,978		29,261		28,538
Current assets
Inventories	6	9,840		9,653		9,062
Trade and other receivables		4,580		3,427		4,648
Assets held for sale		-		-		220
Corporate tax receivables	5	274		292		199
Other financial assets		564		437		479
Cash and cash equivalents	7	1,529		1,813		3,319
			16,787		15,622		17,927
Total assets			46,765		44,883		46,465
Current liabilities
Borrowings and bank overdrafts	7	(2,004)		(2,142)		(2,767)
Other financial liabilities		(371)		(453)		(524)
Share buyback liability		(497)		-		(259)
Trade and other payables		(7,292)		(6,678)		(7,332)
Liabilities held for sale		-		-		(92)
Corporate tax payables	5	(253)		(170)		(319)
Provisions		(213)		(150)		(135)
			(10,630)		(9,593)		(11,428)
Non-current liabilities
Borrowings	7	(19,476)		(18,649)		(18,365)
Other financial liabilities		(865)		(941)		(925)
Other payables		(447)		(463)		(424)
Provisions		(313)		(306)		(319)
Deferred tax liabilities		(2,839)		(2,751)		(2,708)
Post employment benefit liabilities		(471)		(471)		(457)
			(24,411)		(23,581)		(23,198)
Total liabilities			(35,041)		(33,174)		(34,626)
Net assets			11,724		11,709		11,839

Equity
Share capital		893		898		863
Share premium		1,703		1,703		1,621
Other reserves		502		665		560
Retained earnings		6,693		6,590		6,722
Equity attributable to equity shareholders of the parent company			9,791		9,856		9,766
Non-controlling interests			1,933		1,853		2,073
Total equity			11,724		11,709		11,839

(1)See page 29 for an explanation under Basis of preparation.

Condensed consolidated statement of changes in equity

				Retained earnings/(deficit)
	Share capital	Share premium	Other reserves	Own shares	Other retained earnings	Total	Equity attributable to parent company shareholders	Non-controlling interests	Total equity
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
At 30 June 2022 (re-presented1)	875	1,635	658	(2,223)	8,490	6,267	9,435	2,076	11,511
Other(2)	(7)	(14)	4	17	-	17	-	-	-
Profit for the period	-	-	-	-	2,709	2,709	2,709	132	2,841
Other comprehensive loss	-	-	(107)	-	(352)	(352)	(459)	(61)	(520)
Total comprehensive (loss)/income for the period	-	-	(107)	-	2,357	2,357	2,250	71	2,321
Employee share schemes	-	-	-	22	17	39	39	-	39
Share-based incentive plans	-	-	-	-	31	31	31	-	31
Share-based incentive plans in respect of associates	-	-	-	-	3	3	3	-	3
Share-based payments and purchase of own shares in respect of subsidiaries	-	-	-	-	1	1	1	1	2
Associates' transactions with non-controlling interests	-	-	-	-	(14)	(14)	(14)	-	(14)
Unclaimed dividend	-	-	-	-	1	1	1	-	1
Change in fair value of put option	-	-	-	-	(5)	(5)	(5)	-	(5)
Share buyback programme	(5)	-	5	-	(775)	(775)	(775)	-	(775)
Dividend declared in the period	-	-	-	-	(1,200)	(1,200)	(1,200)	(75)	(1,275)
At 31 December 2022 (re-presented1)	863	1,621	560	(2,184)	8,906	6,722	9,766	2,073	11,839

At 30 June 2023 (re-presented1)	898	1,703	665	(2,286)	8,876	6,590	9,856	1,853	11,709
Adjustment to 2023 closing equity in respect of hyperinflation in Ghana	-	-	-	-	41	41	41	10	51
Adjusted opening balance	898	1,703	665	(2,286)	8,917	6,631	9,897	1,863	11,760
Profit for the period	-	-	-	-	2,210	2,210	2,210	132	2,342
Other comprehensive (loss)/income	-	-	(168)	-	84	84	(84)	(9)	(93)
Total comprehensive (loss)/income for the period	-	-	(168)	-	2,294	2,294	2,126	123	2,249
Employee share schemes	-	-	-	30	4	34	34	-	34
Share-based incentive plans	-	-	-	-	24	24	24	-	24
Share-based incentive plans in respect of associates	-	-	-	-	2	2	2	-	2
Tax on share-based incentive plans	-	-	-	-	(7)	(7)	(7)	-	(7)
Unclaimed dividend	-	-	-	-	1	1	1	-	1
Change in fair value of put option	-	-	-	-	40	40	40	-	40
Share buyback programme	(5)	-	5	-	(977)	(977)	(977)	-	(977)
Dividend declared in the period	-	-	-	-	(1,349)	(1,349)	(1,349)	(53)	(1,402)
At 31 December 2023	893	1,703	502	(2,256)	8,949	6,693	9,791	1,933	11,724

(1)See page 29 for an explanation under Basis of preparation.
(2)Includes amounts relating to foreign translation differences arising from the retranslation of reserves due to the change in the group's presentation currency.

Condensed consolidated statement of cash flows

	Six months ended 31 December 2023		Six months ended 31 December 2022
	$ million	$ million	Re-presented(1) $ million	Re-presented(1) $ million
Cash flows from operating activities
Profit for the period	2,342		2,841
Taxation	737		766
Share of after tax results of associates and joint ventures	(253)		(202)
Net finance charges	431		345
Non-operating items	60		(19)
Operating profit		3,317		3,731
Increase in inventories	(82)		(552)
Increase in trade and other receivables	(1,106)		(1,191)
Increase in trade and other payables and provisions	469		131
Net increase in working capital		(719)		(1,612)
Depreciation, amortisation and impairment	411		332
Dividends received	5		5
Post employment payments less amounts included in operating profit	(24)		(27)
Other items	59		9
		451		319
Cash generated from operations		3,049		2,438
Interest received	91		78
Interest paid	(443)		(293)
Taxation paid	(551)		(751)
		(903)		(966)
Net cash inflow from operating activities		2,146		1,472
Cash flows from investing activities
Disposal of property, plant and equipment and computer software	7		8
Purchase of property, plant and equipment and computer software	(582)		(514)
Movements in loans and other investments	(109)		(2)
Sale of businesses and brands	18		111
Acquisition of subsidiaries	(3)		(129)
Investment in associates and joint ventures	(51)		(38)
Net cash outflow from investing activities		(720)		(564)
Cash flows from financing activities
Share buyback programme	(480)		(655)
Net sale of own shares for share schemes	5		12
Dividends paid to non-controlling interests	(71)		(94)
Proceeds from bonds	1,690		1,989
Repayment of bonds	(1,132)		(300)
Cash inflow from other borrowings	470		173
Cash outflow from other borrowings	(801)		(206)
Equity dividend paid	(1,348)		(1,194)
Net cash outflow from financing activities		(1,667)		(275)
Net (decrease)/increase in net cash and cash equivalents		(241)		633
Exchange differences		(45)		(25)
Reclassification to assets held for sale		-		(57)
Net cash and cash equivalents at beginning of the period		1,768		2,675
Net cash and cash equivalents at end of the period		1,482		3,226

Net cash and cash equivalents consist of:
Cash and cash equivalents		1,529		3,319
Bank overdrafts		(47)		(93)
		1,482		3,226

(1)See page 29 for an explanation under Basis of preparation.

Notes

1. Basis of preparation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with UK adopted IAS 34 'Interim Financial Reporting', IAS 34 'Interim Financial Reporting' as issued by the International Accounting Standards Board ('IASB') and The Disclosure Guidance and Transparency Rules sourcebook of the UK's Financial Conduct Authority. These financial statements should be read in conjunction with the company's published consolidated financial statements for the year ended 30 June 2023, which were prepared in accordance with IFRS® Accounting Standards adopted by the UK and IFRS Accounting Standards issued by IASB, including interpretations issued by the IFRS Interpretations Committee. IFRS Accounting Standards as adopted by the UK differs in certain respects from IFRS Accounting Standards as issued by the IASB, but the differences have no impact on the group's consolidated financial statements for the periods presented. The consolidated financial statements are prepared on a going concern basis under the historical cost convention, unless stated otherwise.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management when applying the group's accounting policies and the significant areas where estimates were required were the same as those that applied to the consolidated financial statements for the year ended 30 June 2023, with the exception of changes in estimates disclosed in note 3 Exceptional items and note 12 Contingent liabilities and legal proceedings. These condensed consolidated interim financial statements were approved for issue on 29 January 2024.

The financial statements for Diageo plc for the year ending 30 June 2024 will be prepared in accordance with IFRS Accounting Standards as adopted by the UK and IFRS Accounting Standards as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee.

The comparative figures for the financial year ended 30 June 2023 are not the company's statutory accounts (within the meaning of section 434 of the Companies Act 2006) for that financial year. Those statutory accounts have been reported on by the company's auditor, PricewaterhouseCoopers LLP, and delivered to the Registrar of Companies. The report of the auditor (i) was unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

Going concern
Management prepared cash flow forecasts which were also sensitised to reflect severe but plausible downside scenarios taking into consideration the group's principal risks. In the base case scenario, management included assumptions for mid-single digit net sales growth, flat operating margin and global TBA market share growth. In light of the ongoing geopolitical volatility, the base case outlook and severe but plausible downside scenarios incorporated considerations for a prolonged global recession, supply chain disruptions, higher inflation and further geopolitical deterioration. Even under these scenarios, the group's liquidity is still expected to remain strong. Mitigating actions, should they be required, are all within management's control and could include reductions in discretionary spending such as acquisitions and capital expenditure, as well as a temporary suspension of the share buyback programme and dividend payments in the next 12 months, or drawdowns on committed facilities. Having considered the outcome of these assessments, the Directors are comfortable that the company is a going concern for at least 12 months from the date of signing the group's condensed consolidated interim financial statements.

Foreign currencies
Starting 1 July 2023, in line with reporting requirements, the functional currency of Diageo plc changed from sterling to US dollars which is applied prospectively. This is because the group's share of net sales and expenses in the US and other countries whose currencies correlate closely with the US dollar has been increasing over the years, and that trend is expected to continue in line with the group's strategic focus. Diageo also decided to change its presentation currency to US dollars with effect from 1 July 2023, applied retrospectively, as it believes that this change will provide better alignment of the reporting of performance with its business exposures.

The comparative financial information included in these condensed consolidated interim financial statements of Diageo as of and for the six months ended 31 December 2023 was re-presented in US dollars following the translation methodology in IAS 21 - The Effects of Changes in Foreign Exchange Rates:
●
assets and liabilities were translated into US dollars at the closing exchange rate prevailing at the relevant balance sheet date;
●
the consolidated income statement and the consolidated statement of cash flows of non US dollar entities were translated into US dollars at weighted average exchange rates for the relevant period, which is consistent with the requirements of IAS21; except for subsidiaries in hyperinflationary economies that were translated with the closing rate at the end of the relevant period and for substantial transactions that are translated at the rate on the date of the transaction (including acquisitions, disposals, impairment write off, dividends received and paid);
●
share capital, share premium, capital redemption reserve included in other reserves and own shares in the statement of changes in equity were translated into US dollars at the closing exchange rate at the relevant balance sheet date; exchange differences arising on the retranslation to closing rates were taken to the exchange reserve; and
●
the cumulative foreign exchange translation reserve was set to zero on 1 July 2004, the date of transition to IFRS and this reserve was re-presented as if the group reported in US dollars since that date.
As results of the functional and presentation currency change, the group has rebalanced its net investment hedging portfolio in line with the shifted currency exposure. Diageo has re-designated its buy US dollar sell sterling cross currency interest swaps in net investment hedge relationships previously used in cash flow hedging foreign currency debt of the group.

Weighted average exchange rates used in the translation of income statements were sterling - $1 = £0.80 (2022 - $1 = £0.85) and euro - $1 = €0.92 (2022 - $1 = €0.98). Exchange rates used to translate assets and liabilities at the balance sheet date were sterling - $1 = £0.79 (31 December 2022 - $1 = £0.83; 30 June 2023 - $1 = £0.79) and euro - $1 = €0.90 (31 December 2022 - $1 = €0.94; 30 June 2023 - $1 = €0.93). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

New accounting standards and interpretations
The following standard amendments to the Accounting Standards, issued by the IASB and endorsed by the UK, were adopted by the group from 1 July 2023 with no material impact on the group's consolidated results, financial position or disclosures:
●
IFRS 17 - Insurance Contracts
●
Amendments to IAS 12 Income Taxes - Deferred Tax related to Assets and Liabilities arising from a Single Transaction
●
Amendments to IAS 1, 8 - Definition of Accounting Estimates
●
Amendments to IAS 1 Disclosure Initiative - Accounting Policies.
The following amendments issued by the IASB have been endorsed by the UK and have not been adopted by the group:
●
Amendments to IAS 1 - Classification of Liabilities and Non-current Liabilities with Covenants (effective from the year ending 30 June 2025)
●
Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback (effective from the year ending 30 June 2025)
●
Amendments to IAS 7 and IFRS 7 - Supplier Finance Arrangements (effective from the year ending 30 June 2025).

There are a number of other amendments and clarifications to IFRS Accounting Standards effective in future years, which are not expected to significantly impact the group's consolidated results or financial position.

2. Segmental information

The segmental information presented is consistent with management reporting provided to the Executive Committee (the chief operating decision maker).

The Executive Committee considers the business principally from a geographical perspective based on the location of third-party sales and the business analysis is presented by geographical segment. In addition to these geographical selling segments, a further segment reviewed by the Executive Committee is the Supply Chain and Procurement (SC&P) segment, which manufactures products for other group companies and includes production sites in the United Kingdom, Ireland, Italy, Guatemala and Mexico, and comprises the global procurement function.

The group's operations also include the Corporate segment. Corporate costs are in respect of central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to the SC&P.

Diageo uses shared services operations to deliver transaction processing activities for markets and operational entities. These centres are located in India, Hungary, Colombia and the Philippines. These captive business service centres also perform certain central finance activities, including elements of financial planning and reporting, treasury and HR services. The costs of shared services operations are recharged to the regions.

For planning and management reporting purposes, Diageo uses budgeted exchange rates that are set at the prior year's weighted average exchange rate. In order to ensure a consistent basis on which performance is measured through the year, prior period results are also restated to the budgeted exchange rate. Segmental information for net sales and operating profit before exceptional items are reported on a consistent basis with management reporting. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to the group's reported results are shown in the tables below. The comparative segmental information, prior to retranslation, has not been restated at the current year's budgeted exchange rates but is presented at the budgeted rates for the respective year.

In addition, for management reporting purposes, Diageo presents the result of acquisitions and disposals completed in the current and prior year separately from the results of the geographical segments. The impact of acquisitions and disposals on net sales and operating profit is disclosed under the appropriate geographical segments in the tables below at budgeted exchange rates.

(a) Segmental information for the consolidated income statement

	North America	Europe	Asia Pacific	Latin America and Caribbean	Africa	SC&P	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
Six months ended 31 December 2023	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Sales	4,411	4,349	3,564	1,442	1,352	1,842	(1,842)	15,118	63	15,181
Net sales
At budgeted exchange rates(1)	4,077	2,356	2,226	1,004	1,115	1,797	(1,742)	10,833	61	10,894
Acquisitions and disposals	2	25	24	-	65	-	-	116	-	116
SC&P allocation	7	34	6	6	2	(55)	-	-	-	-
Retranslation to actual exchange rates	(2)	11	(50)	59	(211)	100	(100)	(193)	2	(191)
Hyperinflation	-	139	-	-	4	-	-	143	-	143
Net sales	4,084	2,565	2,206	1,069	975	1,842	(1,842)	10,899	63	10,962
Operating profit/(loss)
At budgeted exchange rates(1)	1,672	784	729	337	245	(14)	-	3,753	(144)	3,609
Acquisitions and disposals	(12)	(6)	7	-	15	-	-	4	-	4
SC&P allocation	(7)	(4)	(1)	(2)	-	14	-	-	-	-
Fair value remeasurements	23	-	-	(24)	-	-	-	(1)	-	(1)
Retranslation to actual exchange rates	49	25	(46)	5	(120)	-	-	(87)	(3)	(90)
Hyperinflation	-	(2)	-	-	(10)	-	-	(12)	-	(12)
Operating profit/(loss) before exceptional items	1,725	797	689	316	130	-	-	3,657	(147)	3,510
Exceptional operating items	(182)	(11)	-	-	-	-	-	(193)	-	(193)
Operating profit/(loss)	1,543	786	689	316	130	-	-	3,464	(147)	3,317
Non-operating items										(60)
Net finance charges										(431)
Share of after tax results of associates and joint ventures										253
Profit before taxation										3,079

	North America	Europe	Asia Pacific	Latin America and Caribbean	Africa	SC&P	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
Six months ended 31 December 2022	Re-presented $ million	Re-presented$ million	Re-presented$ million	Re-presented$ million	Re-presented$ million	Re-presented$ million	Re-presented$ million	Re-presented$ million	Re-presented$ million	Re-presented$ million
Sales	4,540	4,055	3,741	1,646	1,578	1,939	(1,939)	15,560	51	15,611
Net sales
At budgeted exchange rates(1)	4,144	2,432	2,310	1,332	1,228	2,125	(2,086)	11,485	58	11,543
Acquisitions and disposals	17	9	47	4	-	-	-	77	-	77
SC&P allocation	4	25	4	5	1	(39)	-	-	-	-
Retranslation to actual exchange rates	(16)	(241)	(192)	(42)	(116)	(147)	147	(607)	(7)	(614)
Hyperinflation	-	114	-	-	-	-	-	114	-	114
Net sales	4,149	2,339	2,169	1,299	1,113	1,939	(1,939)	11,069	51	11,120
Operating profit/(loss)
At budgeted exchange rates(1)	1,687	845	747	545	284	52	-	4,160	(211)	3,949
Acquisitions and disposals	(9)	3	7	-	-	-	-	1	-	1
SC&P allocation	12	29	3	7	1	(52)	-	-	-	-
Fair value remeasurements	18	(1)	-	-	-	-	-	17	-	17
Retranslation to actual exchange rates	(18)	(83)	(53)	(14)	(70)	-	-	(238)	14	(224)
Hyperinflation	-	27	-	-	-	-	-	27	-	27
Operating profit/(loss) before exceptional items	1,690	820	704	538	215	-	-	3,967	(197)	3,770
Exceptional operating items	(31)	17	(25)	-	-	-	-	(39)	-	(39)
Operating profit/(loss)	1,659	837	679	538	215	-	-	3,928	(197)	3,731
Non-operating items										19
Net finance charges										(345)
Share of after tax results of associates and joint ventures										202
Profit before taxation										3,607
(1)These items represent the IFRS 8 performance measures for the geographical and SC&P segments.
(i)The net sales figures for SC&P reported to the Executive Committee primarily comprise inter-segment sales and these are eliminated in a separate column in the above segmental analysis. Apart from sales by the SC&P segment to the geographical segments, inter-segment sales are not material.
(ii)Approximately 36% of calendar year net sales occurred in the last four months of 2023.

(b) Category and geographical analysis
	Category analysis					Geographical analysis
Six months ended 31 December 2023	Spirits $ million	Beer $ million	Ready to drink $ million	Other $ million	Total $ million	United States $ million	India $ million	Great Britain $ million	Rest of world $ million	Total $ million
Sales(1)	12,409	2,063	496	213	15,181	4,158	1,687	1,571	7,765	15,181
Six months ended 31 December 2022
Sales(1) (re-presented)	12,904	2,008	564	135	15,611	4,268	1,886	1,373	8,084	15,611
(1)The geographical analysis of sales is based on the location of third-party sales.

3. Exceptional items

Exceptional items are those that in management's judgement need to be disclosed separately. See page 44-45 for the definition of exceptional items and the criteria used to determine whether an exceptional item is accounted for as operating or non-operating.

	Six months ended 31 December 2023	Six months ended 31 December 2022
	$ million	Re-presented $ million
Exceptional operating items
Brand impairment (1)	(54)	-
Supply chain agility programme (2)	(31)	(56)
Various dispute and litigation matters (3)	(108)	-
Winding down Russian operations (4)	-	17
	(193)	(39)
Non-operating items
Sale of businesses and brands
Windsor business (5)	(53)	-
Guinness Cameroun S.A. (6)	(11)	(2)
USL Popular brands (7)	4	5
Archers brand (8)	-	23
United National Breweries (9)	-	3
Step acquisition - Mr Black (10)	-	(10)
	(60)	19

Exceptional items before taxation	(253)	(20)

Items included in taxation
Tax on exceptional operating items	43	14
Tax on exceptional non-operating items	(1)	2
Exceptional taxation (11)	-	68
	42	84

Total exceptional items	(211)	64

Attributable to:
Equity shareholders of the parent company	(213)	63
Non-controlling interests	2	1
Total exceptional items	(211)	64

(1) In the six months ended 31 December 2023, an impairment charge of $54 million in respect of certain brands in the US ready to drink portfolio was recognised in exceptional operating items. The charge is mainly driven by the reduction in forecast cash flow assumptions due to the reprioritisation of the portfolio and the more challenging macroeconomic environment. A pre-tax discount rate of 10% (2022 - 9%) for North America has been used to calculate the net present value of the future cash flows expected to be generated by these brands. The brand impairment reduced the deferred tax liability by $13 million resulting in a net exceptional loss of $41 million.

(2) In the six months ended 31 December 2023, an exceptional charge of $31 million was accounted for in respect of the supply chain agility programme (2022 - $56 million). With this five-year spanning programme launched in July 2022, Diageo expects to strengthen its supply chain, improve its resilience and agility, drive efficiencies, deliver additional productivity savings and make its supply operations more sustainable. Total implementation cost of the programme is expected to be up to $600 million over the five-year period, which will comprise non‐cash items and one‐off expenses, the majority of which are expected to be recognised as exceptional operating items. The exceptional charge for the six months ended 31 December 2023 was primarily in respect of accelerated depreciation in North America, being additional depreciation of assets in the period directly attributable to the programme. Restructuring cash expenditure was $11 million in the six months ended 31 December 2023 (2022 - $nil).

(3) In the six months ended 31 December 2023, $108 million was recorded as an exceptional operating item in respect of various dispute and litigation matters in North America and Europe, including certain costs and expenses associated therewith.

(4) In the six months ended 31 December 2022, Diageo released unutilised provisions of $17 million from the $64 million exceptional charge taken in the year ended 30 June 2022 in respect of winding down its operations in Russia.

(5) On 27 October 2023, Diageo completed the sale of Windsor Global Co., Ltd. to PT W Co., Ltd., a Korean company sponsored by Pine Tree Investment & Management Co., Ltd. for a total consideration of KRW 206 billion ($152 million). The transaction resulted in a loss of $53 million in the six months ended 31 December 2023, which was recognised as a non-operating item attributable to the sale, including cumulative translation losses of $26 million recycled to the income statement.

(6) On 26 May 2023, Diageo completed the sale of its wholly owned subsidiary, Guinness Cameroun S.A., its brewery in Cameroon, to Castel Group. In the six months ended 31 December 2023, $11 million charges directly attributable to the disposal have been accounted for. Transaction costs relating to the prospective sale in the six months ended 31 December 2022 amounted to $2 million.

(7) On 30 September 2022, Diageo completed the sale of the Popular brands of its USL business. The aggregate consideration for the disposal was $97 million, the disposed net assets included $34 million net working capital and $23 million brand, and $19 million goodwill was derecognised. In the six months ended 31 December 2022, the transaction resulted in an exceptional gain of $5 million. $4 million of the purchase price, that was subject to administrative actions within 12 months and considered uncertain at the time of the transaction, was paid to Diageo in the six months ended 31 December 2023 and recognised as exceptional gain.

(8) On 8 September 2022, Diageo announced the sale of its Archers brand. The transaction resulted in an exceptional gain of $23 million.

(9) In the six months ended 31 December 2022, ZAR 46 million ($3 million) of deferred consideration was paid to Diageo in respect of the sale of United National Breweries, the full amount of which represented a non-operating gain.

(10) On 29 September 2022, the group acquired the part of the entire issued share capital of Mr Black Spirits Pty Ltd, owner of the Mr Black Australian premium cold brew coffee liqueur, that it did not already own. As a result of Mr Black becoming a subsidiary of the group, in the six months ended 31 December 2022, a loss of $10 million arose, being the difference between the book value of the associate prior to the transaction and its fair value plus transaction costs.

(11) Exceptional tax credits of $84 million in the six months ended 31 December 2022 include tax credits of $68 million in respect of the deductibility of fees paid to Diageo plc for guaranteeing externally issued debt of US group entities.

4. Finance income and charges

	Six months ended 31 December 2023	Six months ended 31 December 2022
	$ million	Re-presented $ million
Interest income	106	101
Fair value gain on financial instruments	110	167
Total interest income	216	268
Interest charge on bonds, commercial paper, bank loans and overdrafts	(324)	(277)
Interest charge on finance leases	(10)	(9)
Other interest charges	(223)	(148)
Fair value loss on financial instruments	(113)	(167)
Total interest charges	(670)	(601)
Net interest charges	(454)	(333)

Net finance income in respect of post employment plans in surplus	28	35
Hyperinflation adjustment in respect of Turkey (1)	22	-
Hyperinflation adjustment in respect of Ghana (1)	6	-
Hyperinflation adjustment in respect of Venezuela (1)	4	-
Interest income in respect of direct and indirect tax	3	-
Change in financial liability (Level 3)	8	-
Total other finance income	71	35
Net finance charge in respect of post employment plans in deficit	(10)	(9)
Hyperinflation adjustment in respect of Turkey (1)	-	(7)
Interest charge in respect of direct and indirect tax	(17)	(20)
Unwinding of discounts	(11)	(7)
Other finance charges	(10)	(4)
Total other finance charges	(48)	(47)
Net other finance income/(charges)	23	(12)

(1) Hyperinflationary adjustments
The group applied hyperinflationary accounting for its operations in Turkey, Ghana and Venezuela.

The group applies hyperinflationary accounting for its operations in Ghana starting from 1 July 2023. Hyperinflationary accounting needs to be applied as if Ghana had always been a hyperinflationary economy, hence, as per Diageo's accounting policy choice, the differences between equity at 30 June 2023 as reported and the equity after the restatement of the non-monetary items to the measuring unit current at 30 June 2023 were recognised in retained earnings.

The group's consolidated financial statements include the results and financial position of its operations in hyperinflationary economies restated to the measuring unit current at the end of each period, with hyperinflationary gains and losses in respect of monetary items being reported in finance income and charges. Comparative amounts presented in the consolidated financial statements were not restated. When applying IAS 29 on an ongoing basis, comparatives in stable currency are not restated and the effect of inflating opening net assets to the measuring unit current at the end of the reporting period is presented in other comprehensive income. The movement in the publicly available official price index for the six months ended 31 December 2023 was 38% (2022 - 15%) in Turkey and 9% in Ghana. The inflation rate used by the group in the case of Venezuela is provided by an independent valuer because no reliable, officially published rate is available. Movement in the price index for the six months ended 31 December 2023 was 54% (2022 - 105%) in Venezuela.

Recent developments in Venezuela led management to change its estimate for the exchange rate of VES/$ to be the official exchange rate published by Bloomberg. Figures for the six months ended 31 December 2023 show the results of the Venezuelan operation consolidated at the official closing exchange rate.

5. Taxation

For the six months ended 31 December 2023, the tax charge of $737 million (2022 - $766 million) comprises a UK tax charge of $116 million (2022 - $144 million) and a foreign tax charge of $621 million (2022 - $622 million).

For the six months ended 31 December 2023, income tax expense was recognised based on management's best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pre-tax income of the interim period in line with the relevant accounting standard.

Included in the tax charge of $737 million in the six months ended 31 December 2023 is a net exceptional tax credit of $42 million, including an exceptional tax credit of $23 million in respect of various dispute and litigation matters in North America and Europe and $13 million in respect of brand impairments in the US ready to drink portfolio.

The group has a number of ongoing tax audits worldwide for which provisions are recognised in line with the relevant international accounting standard, taking into account best estimates and management's judgements concerning the ultimate outcome of the tax audits. For the six months ended 31 December 2023, ongoing audits that are provided for individually are not expected to result in a material tax liability. The current tax asset of $274 million (30 June 2023 - $292 million) and tax liability of $253 million (30 June 2023 - $170 million) include $213 million (30 June 2023 - $218 million) of provisions for tax uncertainties.

In December 2021, the OECD released a framework for Pillar Two Model Rules which will introduce a global minimum corporate tax rate of 15% applicable to multinational enterprise groups with global revenue over €750 million. The legislation implementing the rules in the UK was substantively enacted on 20 June 2023 and will apply to Diageo from the financial year ending 30 June 2025 onwards. Diageo is reviewing this legislation and also monitoring the status of implementation of the model rules outside of the UK to understand the potential impact on the group. Diageo has applied the temporary exception under IAS 12 in relation to the accounting for deferred taxes arising from the implementation of the Pillar Two rules.

The tax rate before exceptional items for the six months ended 31 December 2023 was 23.4% compared with 23.4% for the six months ended 31 December 2022.

6. Inventories

	31 December 2023	30 June 2023	31 December 2022
	$ million	Re-presented $ million	Re-presented $ million
Raw materials and consumables	730	684	718
Work in progress	156	166	200
Maturing inventories	7,697	7,300	6,572
Finished goods and goods for resale	1,257	1,503	1,572
	9,840	9,653	9,062

7. Net borrowings

	31 December 2023	30 June 2023	31 December 2022
	$ million	Re-presented $ million	Re-presented $ million
Borrowings due within one year and bank overdrafts	(2,004)	(2,142)	(2,767)
Borrowings due after one year	(19,476)	(18,649)	(18,365)
Fair value of foreign currency forwards and swaps	406	436	643
Fair value of interest rate hedging instruments	(366)	(476)	(507)
Lease liabilities	(572)	(564)	(526)
	(22,012)	(21,395)	(21,522)
Cash and cash equivalents	1,529	1,813	3,319
	(20,483)	(19,582)	(18,203)

8. Reconciliation of movement in net borrowings

	Six months ended 31 December 2023	Six months ended 31 December 2022
	$ million	Re-presented $ million
Net (decrease)/increase in cash and cash equivalents before exchange	(241)	633
Net increase in bonds and other borrowings(1)	(227)	(1,658)
Net increase in net borrowings from cash flows	(468)	(1,025)
Exchange differences on net borrowings	(399)	4
Other non-cash items(2)	(34)	(75)
Net borrowings at beginning of the period	(19,582)	(17,107)
Net borrowings at end of the period	(20,483)	(18,203)

(1)In the six months ended 31 December 2023, net increase in bonds and other borrowings excludes $nil cash outflow in respect of derivatives designated in forward point hedges (2022 - $(2) million).
(2)In the six months ended 31 December 2023, other non-cash items were principally in respect of additional leases entered into during the period partially offset by fair value movements of interest rate hedging instruments. In the six months ended 31 December 2022, other non-cash items were principally in respect of the reclassification of cash and cash equivalents in Guinness Cameroun S.A. to assets and liabilities held for sale.

In the six months ended 31 December 2023, the group issued bonds of $1,700 million ($1,690 million - net of discount and fee) consisting of $800 million 5.375% fixed rate notes due 2026 and $900 million 5.625% fixed rate notes due 2033, and repaid bonds of $500 million and €600 million ($632 million). In the six months ended 31 December 2022, the group issued bonds of $2,000 million ($1,989 million - net of discount and fee) consisting of $500 million 5.2% fixed rate notes due 2025, $750 million 5.3% fixed rate notes due 2027 and $750 million 5.5% fixed rate notes due 2033, and repaid bonds of $300 million.

All bonds and commercial paper issued by Diageo plc's wholly owned subsidiaries are fully and unconditionally guaranteed by Diageo plc.

9. Financial instruments

Fair value measurements of financial instruments are presented through the use of a three-level fair value hierarchy that prioritises the valuation techniques used in fair value calculations.

The group maintains policies and procedures to value instruments using the most relevant data available. If multiple inputs that fall into different levels of the hierarchy are used in the valuation of an instrument, the instrument is categorised on the basis of the most subjective input.

Foreign currency forwards and swaps, cross currency swaps and interest rate swaps are valued using discounted cash flow techniques. These techniques incorporate inputs at levels 1 and 2, such as foreign exchange rates and interest rates. These market inputs are used in the discounted cash flow calculation incorporating the instrument's term, notional amount and discount rate, and taking credit risk into account. As significant inputs to the valuation are observable in active markets, these instruments are categorised as level 2 in the hierarchy.

Other financial liabilities include a put option, which does not have an expiry date, held by Industrias Licoreras de Guatemala (ILG) to sell the remaining 50% equity stake in Rum Creation & Products Inc., the owner of the Zacapa rum brand, to Diageo. The liability is fair valued using the discounted cash flow method and as at 31 December 2023, an amount of $224 million (30 June 2023 - $274 million) is recognised as a liability with changes in the fair value of the put option included in retained earnings. As the valuation of this option uses assumptions not observable in the market, it is categorised as level 3 in the hierarchy. As at 31 December 2023, because it is unknown when or if ILG will exercise the option, the liability is measured as if the exercise date is on the last day of the current financial year considering forecast future performance. The option is sensitive to reasonably possible changes in assumptions; if the option were to be exercised as at 30 June 2025, the fair value of the liability would decrease by approximately $37 million.

Included in other financial liabilities, the contingent consideration on acquisition of businesses represents the present value of payments up to $507 million, which are expected to be paid over the next eight years. Contingent considerations linked to certain volume targets at 31 December 2023 included $144 million in respect of the acquisition of Aviation American Gin and Davos Brands (30 June 2023 - $142 million) and $76 million in respect of the acquisition of 21Seeds (30 June 2023 - $75 million). Contingent consideration of $93 million in respect of the acquisition of Don Papa Rum (30 June 2023 - $89 million) is linked to certain financial performance targets. Contingent considerations are fair valued based on a discounted cash flow method using assumptions not observable in the market. Contingent considerations are sensitive to possible changes in assumptions; a 10% increase or decrease in volume would increase or decrease the fair value of contingent considerations linked to certain volume targets by approximately $40 million, and a 10% increase or decrease in cash flows would increase or decrease the fair value of contingent considerations linked to certain financial performance targets by approximately $30 million.

There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities in the six months ended 31 December 2023.

The group's financial assets and liabilities measured at fair value are categorised as follows:

	31 December 2023	30 June 2023	31 December 2022
	$ million	Re-presented $ million	Re-presented $ million
Derivative assets	703	748	820
Derivative liabilities	(440)	(556)	(663)
Valuation techniques based on observable market input (Level 2)	263	192	157
Financial assets - other	281	249	208
Financial liabilities - other	(599)	(665)	(690)
Valuation techniques based on unobservable market input (Level 3)	(318)	(416)	(482)

In the six months ended 31 December 2023 and 31 December 2022, the increase in financial assets - other of$32 million (2022 - the decrease in financial asset - other of $17 million) is principally in respect of acquisitions.

The movements in level 3 instruments, measured on a recurring basis, are as follows:

	Zacapa financial liability	Contingent consideration recognised on acquisition of businesses	Zacapa financial liability	Contingent consideration recognised on acquisition of businesses
	Six months ended 31 December 2023	Six months ended 31 December 2023	Six months ended 31 December 2022	Six months ended 31 December 2022
	$ million	$ million	Re-presented $ million	Re-presented $ million
At the beginning of the period	(274)	(391)	(261)	(449)
Net gains included in the income statement	8	15	-	15
Net losses included in exchange in other comprehensive income	-	-	(1)	-
Net gains/(losses) included in retained earnings Market highlights	40	-	(5)	-
Acquisitions	-	-	-	(5)
Settlement of liabilities	2	1	7	9
At the end of the period	(224)	(375)	(260)	(430)

The carrying amount of the group's financial assets and liabilities is generally the same as their fair value apart from borrowings. At 31 December 2023, the fair value of gross borrowings (excluding lease liabilities and the fair value of derivative instruments) was $21,001 million and the carrying value was $21,480 million (30 June 2023 - $19,707 million and $20,791 million, respectively).

 10. Dividends and other reserves

	Six months ended 31 December 2023	Six months ended 31 December 2022
	$ million	Re-presented $ million
Amounts recognised as distributions to equity shareholders
Final dividend for the year ended 30 June 2023 of 59.98 cents per share (2022 - 52.71 cents)(1)	1,349	1,200
(1)Re-presented at declaration date's rate.

An interim dividend of 40.50 cents per share (2022 - 38.57 cents) was approved by a duly authorised committee of the Board of Directors on 29 January 2024. As the approval was after the balance sheet date, it was not included as a liability. The change in functional currency from sterling to US dollars does not significantly impact Diageo plc's retained earnings that are available for the payment of dividends or purchases of own shares.

Other reserves of $502 million at 31 December 2023 (2022 - $560 million) include a capital redemption reserve of $4,076 million (2022 - $3,869 million), a hedging reserve surplus of $270 million (2022- $115 million surplus) and an exchange reserve deficit of $3,844 million (2022 - $3,424 million deficit). Out of the total hedging reserves $60 million represents the cost of hedging arising from cross currency interest rate swaps in net investment hedges.

11. Sale of businesses and brands

Cash consideration received and net assets disposed of in respect of sale of businesses and brands in the six months ended 31 December 2023 were as follows:

	Windsor business	Other	Total
	$ million	$ million	$ million
Sale consideration
Cash received in the period	37	4	41
Cash disposed of	(20)	-	(20)
Transaction and other directly attributable costs paid	-	(3)	(3)
Net cash received	17	1	18
Deferred consideration receivable	107	-	107
Transaction and other directly attributable costs payable	(12)	(8)	(20)
	112	(7)	105
Net assets disposed of
Brands	(167)	-	(167)
Other non-current assets	(3)	-	(3)
Inventories	(11)	-	(11)
Other working capital	3	-	3
Corporate tax	2	-	2
Deferred tax	37	-	37
	(139)	-	(139)
Exchange recycled from other comprehensive income	(26)	-	(26)
Loss on disposal before taxation	(53)	(7)	(60)
Taxation	(1)	-	(1)
Loss on disposal after taxation	(54)	(7)	(61)

On 30 September 2022, Diageo announced the completion of the sale of Popular brands of its USL business. Payment of $4 million of the purchase price that was subject to administrative actions within 12 months and considered uncertain at the time of the transaction, was made to Diageo in the six months ended 31 December 2023.

On 26 May 2023, Diageo completed the sale of Guinness Cameroun S.A., its brewery in Cameroon, to Castel Group. In the six months ended 31 December 2023, $11 million costs directly attributable to the disposal have been accounted for.

On 27 October 2023, Diageo completed the sale of Windsor Global Co., Ltd. to PT W Co., Ltd., a Korean company sponsored by Pine Tree Investment & Management Co., Ltd. for a total consideration of KRW 206 billion ($152 million). The transaction resulted in a loss of $53 million in the six months ended 31 December 2023, which was recognised as a non-operating item attributable to the sale, including cumulative translation losses in the amount of $26 million recycled to the income statement. Deferred consideration of KRW 102 billion ($75 million) was received after balance sheet closing date, on 25 January 2024.

12. Contingent liabilities and legal proceedings

(a) Guarantees and related matters
As of 31 December 2023, the group has no material unprovided guarantees or indemnities in respect of liabilities of third parties.

(b) Acquisition of USL shares from UBHL and related proceedings in relation to the USL transaction
On 4 July 2013, Diageo completed its acquisition, under a share purchase agreement with United Breweries (Holdings) Limited (UBHL) and various other sellers (the SPA), of shares representing 14.98% in USL, including shares representing 6.98% from UBHL. The SPA was signed on 9 November 2012 as part of the transaction announced by Diageo in relation to USL on that day (the Original USL Transaction). Following a series of further transactions, as of 31 December 2023, Diageo has a 55.88% investment in USL (excluding 2.38% owned by the USL Benefit Trust).

Prior to the acquisition from UBHL on 4 July 2013, the High Court of Karnataka (High Court) had granted leave to UBHL under the Indian Companies Act 1956 (the Leave Order) to enable the sale by UBHL to Diageo to take place (the UBHL Share Sale) notwithstanding the continued existence of certain winding-up petitions that were pending against UBHL on the date of the SPA. At the time of the completion of the UBHL Share Sale, the Leave Order remained subject to review on appeal. However, as stated by Diageo at the time of closing, it was considered unlikely that any appeal process in respect of the Leave Order would definitively conclude on a timely basis and, accordingly, Diageo waived the conditionality under the SPA relating to the absence of insolvency proceedings in relation to UBHL and acquired the 6.98% stake in USL from UBHL at that time.

Following appeal and counter-appeal in respect of the Leave Order, this matter is now before the Supreme Court of India which has issued an order that the status quo be maintained with regard to the UBHL Share Sale pending a hearing on the matter before it. Following a number of adjournments, the next date for a substantive hearing is yet to be fixed.

In separate proceedings, the High Court passed a winding-up order against UBHL on 7 February 2017, and appeals filed by UBHL against that order have since been dismissed, initially by a division bench of the High Court and subsequently by the Supreme Court of India.

Diageo continues to believe that the acquisition price of INR 1,440 per share paid to UBHL for the USL shares is fair and reasonable as regards UBHL, UBHL's shareholders and UBHL's secured and unsecured creditors. However, adverse results for Diageo in the proceedings referred to above could, absent leave or relief in other proceedings, ultimately result in Diageo losing title to the 6.98% stake in USL acquired from UBHL. Diageo believes, including by reason of its rights under USL's articles of association to nominate USL's CEO and CFO and the right to appoint, through USL, a majority of the directors on the boards of USL's subsidiaries as well as its ability as promoter to nominate for appointment up to two-thirds of USL's directors for so long as the chairperson of USL is an independent director, that it would remain in control of USL and would continue to be able to consolidate USL as a subsidiary for accounting purposes regardless of the outcome of this litigation.

There can be no certainty as to the outcome of the existing or any further related legal proceedings or the time frame within which they would be concluded.

(c) Continuing matters relating to Dr Vijay Mallya and affiliates
On 25 February 2016, Diageo and USL each announced that they had entered into arrangements with Dr Mallya under which he had agreed to resign from his position as a director and as chairman of USL and from his positions in USL's subsidiaries.

Diageo's agreement with Dr Mallya (the February 2016 Agreement) provided for a payment of $75 million to Dr Mallya over a five-year period of which $40 million was paid on signing of the February 2016 Agreement with the balance being payable in equal instalments of $7 million a year over five years (2017-2021). All payments were subject to and conditional on Dr Mallya's compliance with the agreement. The February 2016 Agreement also provided for the release of Dr Mallya's personal obligations to indemnify Diageo Holdings Netherlands B.V. (DHN) in respect of its earlier liability ($141 million) under a backstop guarantee of certain borrowings of Watson Limited (Watson) (a company affiliated with Dr Mallya).

On account of various breaches and other provisions of agreements between Dr Mallya and persons connected with him and Diageo and/or USL, Diageo did not make the five instalment payments due during the five-year period between 2017 and 2021. In addition, Diageo has also demanded that Dr Mallya repay the $40 million paid by Diageo in February 2016 and sought compensation for various losses incurred by the relevant members of the Diageo group.

On 16 November 2017, Diageo and other relevant members of the Diageo group commenced claims in the High Court of Justice in England and Wales (the English High Court) against Dr Mallya in relation to these matters. At the same time DHN also commenced claims in the English High Court against Dr Mallya, his son Sidhartha Mallya, Watson and Continental Administration Services Limited (CASL) (a company affiliated with Dr Mallya and understood to hold assets on trust for him and certain persons affiliated with him) for in excess of $142 million (plus interest) in relation to Watson's liability to DHN in respect of its borrowings referred to above and the breach of associated security documents. Dr Mallya, Sidhartha Mallya and the relevant affiliated companies filed a defence to these claims, and Dr Mallya also filed a counterclaim for payment of the two instalment payments that had by that time been withheld as described above.

Diageo continues to prosecute its claims and to defend the counterclaim. As part of these proceedings, Diageo and the other relevant members of its group filed an application for strike out and/or summary judgement in respect of certain aspects of the defence filed by Dr Mallya and the other defendants, including their defence in relation to Watson and CASL's liability to repay DHN. The application was successful resulting in Watson being ordered to pay approximately $135 million plus various amounts in respect of interest to DHN, with CASL being held liable as co-surety for 50% of any such amount unpaid by Watson. These amounts were, contrary to the relevant orders, not paid by the relevant deadlines and Watson and CASL's remaining defences in the proceedings were struck out. Diageo and DHN have accordingly sought asset disclosure and are considering further enforcement steps against Watson and CASL, both in the United Kingdom and in other jurisdictions where they are present or hold assets.

A trial of the remaining elements of these claims was due to commence on 21 November 2022. However, on 26 July 2021 Dr Mallya was declared bankrupt by the English High Court pursuant to a bankruptcy petition presented by a consortium of Indian banks. Diageo and the relevant members of its group have informed the Trustee in Bankruptcy of their position as creditors in the bankruptcy and have engaged with the Trustee regarding their claims and the status of the current proceedings. An appeal by Dr Mallya against his bankruptcy (and an appeal by the bank consortium against orders made in the course of the bankruptcy proceedings) are pending. In light of the uncertainty posed by the ongoing bankruptcy proceedings, the trial of Diageo's claim was initially relisted to take place in February 2024. However, Dr Mallya's appeal against his bankruptcy and the banks' cross appeal is not expected to be heard until April 2024. Accordingly, the Court has rescheduled the trial of Diageo's claim for March 2025.

At this stage, it is not possible to assess the extent to which the various ongoing proceedings related to the bankruptcy will affect the remaining elements of the claims by Diageo and the relevant members of its group.

Upon completion of an initial inquiry in April 2015 into past improper transactions which identified references to certain additional parties and matters, USL carried out an additional inquiry into these transactions (Additional Inquiry) which was completed in July 2016. The Additional Inquiry, prima facie, identified transactions indicating actual and potential diversion of funds from USL and its Indian and overseas subsidiaries to, in most cases, entities that appeared to be affiliated or associated with Dr Mallya. All amounts identified in the Additional Inquiry have been provided for or expensed in the financial statements of USL or its subsidiaries in the respective prior periods. USL has filed recovery suits against relevant parties identified pursuant to the Additional Inquiry. Further, at this stage, it is not possible for the management of USL to estimate the financial impact on USL, if any, arising out of potential non-compliance with applicable laws in relation to such fund diversions.

(d) Other matters in relation to USL
In respect of the Watson backstop guarantee arrangements, the Securities and Exchange Board of India (SEBI) issued a notice to Diageo on 16 June 2016 that if there is any net liability incurred by Diageo (after any recovery under relevant security or other arrangements, which matters remain pending) on account of the Watson backstop guarantee, such liability, if any, would be considered to be part of the price paid for the acquisition of USL shares under the SPA which formed part of the Original USL Transaction and that, in that case, additional equivalent payments would be required to be made to those shareholders (representing 0.04% of the shares in USL) who tendered in the open offer made as part of the Original USL Transaction. Diageo believes that the Watson backstop guarantee arrangements were not part of the price paid or agreed to be paid for any USL shares under the Original USL Transaction and that therefore SEBI's decision was not consistent with applicable law, and Diageo appealed against it before the Securities Appellate Tribunal, Mumbai (SAT). On 1 November 2017, SAT issued an order in respect of Diageo's appeal in which, amongst other things, it observed that the relevant officer at SEBI had neither considered Diageo's earlier reply nor provided Diageo with an opportunity to be heard, and accordingly directed SEBI to pass a fresh order after giving Diageo an opportunity to be heard. Following SAT's order, Diageo made its further submissions in the matter, including at a personal hearing before a Deputy General Manager of SEBI. On 26 June 2019, SEBI issued an order reiterating the directions contained in its previous notice dated 16 June 2016. As with the previous SEBI notice, Diageo believes that SEBI's latest order is not consistent with applicable law. Diageo appealed against this order before SAT and, after a hearing in March 2023, SAT allowed Diageo's appeal on 26 July 2023. Accordingly, SEBI's order dated 26 June 2019 stands quashed. Under applicable law, SEBI has filed an appeal against SAT's order before the Supreme Court of India. However, there can be no certainty as to its outcome or the timeframe within which any such appeal would be concluded.

(e) USL's dispute with IDBI Bank Limited
Prior to the acquisition by Diageo of a controlling interest in USL, USL had prepaid a term loan of INR 6,280 million ($76 million) taken through IDBI Bank Limited (IDBI), an Indian bank, which was secured on certain fixed assets and brands of USL, as well as by a pledge of certain shares in USL held by the USL Benefit Trust (of which USL is the sole beneficiary). The maturity date of the loan was 31 March 2015. IDBI disputed the prepayment, following which USL filed a writ petition in November 2013 before the High Court of Karnataka (the High Court) challenging the bank's actions.

Following the original maturity date of the loan, USL received notices from IDBI seeking to recall the loan, demanding a further sum of INR 459 million ($6 million) on account of the outstanding principal, accrued interest and other amounts, and also threatening to enforce the security in the event that USL did not make these further payments. Pursuant to an application filed by USL before the High Court in the writ proceedings, the High Court directed that, subject to USL depositing such further amount with the bank (which amount was duly deposited by USL), the bank should hold the amount in a suspense account and not deal with any of the secured assets including the shares until disposal of the original writ petition filed by USL before the High Court.

On 27 June 2019, a single judge bench of the High Court issued an order dismissing the writ petition filed by USL, amongst other things, on the basis that the matter involved an issue of breach of contract by USL and was therefore not maintainable in exercise of the court's writ jurisdiction. USL filed an appeal against this order before a division bench of the High Court, which on 30 July 2019 issued an interim order directing the bank to not deal with any of the secured assets until the next date of hearing. On 13 January 2020, the division bench of the High Court admitted the writ appeal and extended the interim stay. This appeal is currently pending. Based on the assessment of USL's management supported by external legal opinions, USL continues to believe that it has a strong case on the merits and therefore continues to believe that the secured assets will be released to USL and the aforesaid amount of INR 459 million ($6 million) remains recoverable from IDBI.

(f) Tax
The international tax environment has seen increased scrutiny and rapid change over recent years bringing with it greater uncertainty for multinationals. Against this backdrop, Diageo has been monitoring developments and continues to engage transparently with the tax authorities in the countries where Diageo operates to ensure that the group manages its arrangements on a sustainable basis.

The group operates in a large number of markets with complex tax and legislative regimes that are open to subjective interpretation. In the context of these operations, it is possible that tax exposures which have not yet materialised (including those which could arise as a result of tax assessments) may result in losses to the group. In the circumstances where tax authorities have raised assessments, challenging interpretations which may lead to a possible material outflow, these have been included as contingent liabilities. Where the potential tax exposures are known to us and have not been assessed, the group considers disclosure of such matters taking into account their size and nature, relevant regulatory requirements and potential prejudice of the future resolution or assessment thereof.

Diageo has a large number of ongoing tax cases in Brazil and India. Since assessing an accurate value of contingent liabilities in these markets requires a high degree of judgement, contingent liabilities are disclosed on the basis of the current known possible exposure from tax assessment values. While not all of these cases are individually significant, the current aggregate known possible exposure from tax assessment values is up to approximately $934 million for Brazil and up to approximately $115 million for India. The group believes that the likelihood that the tax authorities will ultimately prevail is lower than probable but higher than remote. Due to the fiscal environment in Brazil and in India, the possibility of further tax assessments related to the same matters cannot be ruled out and the judicial processes may take extended periods to conclude. Based on its current assessment, Diageo believes that no provision is required in respect of these issues.

Payments were made under protest in India in respect of the periods 1 April 2006 to 31 March 2019 in relation to tax assessments where the risk is considered to be remote or possible. These payments have to be made in order to be able to challenge the assessments and as such have been recognised as a receivable in the group's balance sheet. The total amount of payments under protest recognised as a receivable as at 31 December 2023 is $149 million (corporate tax payments of $137 million and indirect tax payments of $12 million).

(g) Other
The group has extensive international operations and routinely makes judgements on a range of legal, customs and tax matters which are incidental to the group's operations. Some of these judgements are or may become the subject of challenges and involve proceedings, the outcome of which cannot be foreseen. In particular, the group is currently a defendant in various customs proceedings that challenge the declared customs value of products imported by certain Diageo companies. Diageo continues to defend its position vigorously in these proceedings.

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

13. Related party transactions

The group's significant related parties are its associates, joint ventures, key management personnel and post employment benefit plans.

There were no transactions with these related parties during the six months ended 31 December 2023 on terms other than those that prevail in arm's length transactions.

14. Post balance sheet events

On 16 January 2024, Diageo agreed with Combs Wine and Spirits LLC to purchase the 50% of the share capital of DeLeon Holdco LLC that Diageo North America, Inc did not already own, for a total consideration of approximately $200 million. In connection with this acquisition, the previously outstanding disputes between the shareholders were resolved and Diageo is now the 100% owner of the DeLeón brand.

Independent review report to Diageo plc

Report on the condensed consolidated interim financial statements

Our conclusion
We have reviewed Diageo plc's condensed consolidated interim financial statements (the "interim financial statements") in the interim results of Diageo plc for the six months ended 31 December 2023 (the "period").

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with UK adopted International Accounting Standard 34 'Interim Financial Reporting', IAS 34 'Interim Financial Reporting' as issued by the International Accounting Standards Board ('IASB'),  and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority.
The interim financial statements comprise:

●
the Condensed consolidated balance sheet as at 31 December 2023;
●
the Condensed consolidated income statement and condensed consolidated statement of comprehensive income for the period then ended;
●
the Condensed consolidated statement of cash flows for the period then ended;
●
the Condensed consolidated statement of changes in equity for the period then ended; and
●
the explanatory notes to the interim financial statements.
The interim financial statements included in the interim results of Diageo plc have been prepared in accordance with UK adopted International Accounting Standard 34 'Interim Financial Reporting', IAS 34 'Interim Financial Reporting' as issued by the International Accounting Standards Board ('IASB'),  and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority.

Basis for conclusion
We conducted our review in accordance with International Standard on Review Engagements (UK) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Financial Reporting Council for use in the United Kingdom ("ISRE (UK) 2410"). A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the interim results and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

Conclusions relating to going concern
Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed. This conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410. However, future events or conditions may cause the group to cease to continue as a going concern.

Responsibilities for the interim financial statements and the review

Our responsibilities and those of the directors
The interim results, including the interim financial statements, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim results in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority. In preparing the interim results, including the interim financial statements, the directors are responsible for assessing the group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or to cease operations, or have no realistic alternative but to do so.

Our responsibility is to express a conclusion on the interim financial statements in the interim results based on our review. Our conclusion, including our Conclusions relating to going concern, is based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion paragraph of this report. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP
Chartered Accountants
London
29 January 2024

a.
The maintenance and integrity of the Diageo plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim financial statements since they were initially presented on the website.
b.
Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Additional information
Explanatory notes

Comparisons are to the six months ended 31 December 2022 (2022) unless otherwise stated. Unless otherwise stated, percentage movements given throughout this document for volume, sales, net sales, marketing spend, operating profit and operating margin are organic movements after retranslating current period reported numbers at prior period exchange rates and after adjusting for the effect of exceptional operating items and acquisitions and disposals, excluding fair value remeasurements.

This document includes names of Diageo's products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use.

Definitions and reconciliation of non-GAAP measures to GAAP measures
Diageo's strategic planning process is based on certain non-GAAP measures, including organic movements. These non-GAAP measures are chosen for planning and reporting, and some of them are used for incentive purposes. The group's management believes that these measures provide valuable additional information for users of the financial statements in understanding the group's performance. These non-GAAP measures should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

It is not possible to reconcile the forecast tax rate before exceptional items, forecast organic net sales growth and forecast organic operating profit growth to the most comparable GAAP measure as it is not possible to predict, without unreasonable effort, with reasonable certainty, the future impact of changes in exchange rates, acquisitions and disposals and potential exceptional items.

Volume
Volume is a performance indicator that is measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres, divide by 0.9; wine in nine-litre cases, divide by five; ready to drink and certain pre-mixed products that are classified as ready to drink in nine-litre cases, divide by ten.

Organic movements
Organic information is presented using US dollar amounts on a constant currency basis excluding the impact of exceptional items, certain fair value remeasurement, hyperinflation and acquisitions and disposals. Organic measures enable users to focus on the performance of the business which is common to both years and which represents those measures that local managers are most directly able to influence.

Calculation of organic movements
The organic movement percentage is the amount in the row titled 'Organic movement' in the tables below, expressed as a percentage of the relevant absolute amount in the row titled 'Six months ended 31 December 2022 adjusted'. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements, certain fair value remeasurements, hyperinflation and acquisitions and disposals.

(a) Exchange rates
Exchange in the organic movement calculation reflects the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.

Exchange impacts in respect of the external hedging of intergroup sales by the markets in a currency other than their functional currency and the intergroup recharging of services are also translated at prior period weighted average exchange rates and are allocated to the geographical segment to which they relate. Residual exchange impacts are reported as part of the Corporate segment. Results from hyperinflationary economies are translated at forward-looking rates.

(b) Acquisitions and disposals
For acquisitions in the current period, the post-acquisition results are excluded from the organic movement calculations. For acquisitions in the prior period, post-acquisition results are included in full in the prior period but are included in the organic movement calculation from the anniversary of the acquisition date in the current period. The acquisition row also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior period in respect of acquisitions that, in management's judgement, are expected to be completed.

Where a business, brand, brand distribution right or agency agreement was disposed of or terminated in the reporting period, the group, in the organic movement calculations, excludes the results for that business from the current and prior period. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management.

(c) Exceptional items
Exceptional items are those that in management's judgement need to be disclosed separately. Such items are included within the income statement caption to which they relate, and are excluded from the organic movement calculations. Management believes that separate disclosure of exceptional items and the classification between operating and non-operating items further helps investors to understand the performance of the group. Changes in estimates and reversals in relation to items previously recognised as exceptional are presented consistently as exceptional in the current year.

Exceptional operating items are those that are considered to be material and unusual or non-recurring in nature and are part of the operating activities of the group, such as one-off global restructuring programmes which can be multi-year, impairment of intangible assets and fixed assets, indirect tax settlements, property disposals and changes in post employment plans.

Gains and losses on the sale or directly attributable to a prospective sale of businesses, brands or distribution rights, step up gains and losses that arise when an investment becomes an associate or an associate becomes a subsidiary and other material, unusual non-recurring items that are not in respect of the production, marketing and distribution of premium drinks, are disclosed as exceptional non-operating items below operating profit in the income statement.

Exceptional current and deferred tax items comprise material and unusual or non-recurring items that impact taxation. Examples include direct tax provisions and settlements in respect of prior years and the remeasurement of deferred tax assets and liabilities following tax rate changes.

(d) Fair value remeasurement
Fair value remeasurement in the organic movement calculation reflects an adjustment to eliminate the impact of fair value changes in biological assets, earn-out arrangements that are accounted for as remuneration and fair value changes relating to contingent consideration liabilities and equity options that arose on acquisitions recognised in the income statement.

Adjustment in respect of hyperinflation
The group's experience is that hyperinflationary conditions result in price increases that include both normal pricing actions reflecting changes in demand, commodity and other input costs or considerations to drive commercial competitiveness, as well as hyperinflationary elements and that for the calculation of organic movements, the distortion from hyperinflationary elements should be excluded.

Cumulative inflation over 100% (2% per month compounded) over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. As a result, the definition of 'Organic movements' includes price growth in markets deemed to be hyperinflationary economies, up to a maximum of 2% per month while also being on a constant currency basis. Corresponding adjustments have been made to all income statement related lines in the organic movement calculations.

In the tables presenting the calculation of organic movements, 'hyperinflation' is included as a reconciling item between reported and organic movements and that also includes the relevant IAS 29 adjustments.

Organic movement calculations for the six months ended 31 December 2023 were as follows:

	North America million	Europe million	Asia Pacific million	Latin America and Caribbean million	Africa million	Corporate million	Total million
Volume (equivalent units)
Six months ended 31 December 2022 reported	27.0	29.2	47.1	15.8	17.7	-	136.8
Disposals(2)	-	-	(6.1)	-	(0.7)	-	(6.8)
Six months ended 31 December 2022 adjusted	27.0	29.2	41.0	15.8	17.0	-	130.0
Organic movement	(0.8)	(1.1)	(0.8)	(3.0)	(1.1)	-	(6.8)
Acquisitions and disposals(2)	0.1	0.2	-	-	1.1	-	1.4
Six months ended 31 December 2023 reported	26.3	28.3	40.2	12.8	17.0	-	124.6
Organic movement %	(3)	(4)	(2)	(19)	(6)	-	(5)

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate $ million	Total $ million
Sales
Six months ended 31 December 2022 reported (re-presented)	4,540	4,055	3,741	1,646	1,578	51	15,611
Exchange	(2)	(80)	17	26	(26)	1	(64)
Disposals(2)	-	(7)	(333)	-	(110)	-	(450)
Hyperinflation	-	(45)	-	-	-	-	(45)
Six months ended 31 December 2022 adjusted	4,538	3,923	3,425	1,672	1,442	52	15,052
Organic movement	(128)	311	188	(328)	100	9	152
Acquisitions and disposals(2)	3	25	29	-	65	-	122
Exchange	(2)	(50)	(78)	98	(259)	2	(289)
Hyperinflation	-	140	-	-	4	-	144
Six months ended 31 December 2023 reported	4,411	4,349	3,564	1,442	1,352	63	15,181
Organic movement %	(3)	8	5	(20)	7	17	1

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate $ million	Total $ million
Net sales
Six months ended 31 December 2022 reported (re-presented)	4,149	2,339	2,169	1,299	1,113	51	11,120
Exchange	(1)	(6)	27	21	(18)	1	24
Disposals(2)	-	(5)	(89)	-	(73)	-	(167)
Hyperinflation	-	(16)	-	-	-	-	(16)
Six months ended 31 December 2022 adjusted	4,148	2,312	2,107	1,320	1,022	52	10,961
Organic movement	(64)	78	125	(310)	95	9	(67)
Acquisitions and disposals(2)	2	25	24	-	65	-	116
Exchange	(2)	11	(50)	59	(211)	2	(191)
Hyperinflation	-	139	-	-	4	-	143
Six months ended 31 December 2023 reported	4,084	2,565	2,206	1,069	975	63	10,962
Organic movement %	(2)	3	6	(23)	9	17	(1)

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate $ million	Total $ million
Marketing
Six months ended 31 December 2022 reported (re-presented)	767	387	356	209	133	9	1,861
Exchange	(2)	3	3	2	(5)	2	3
Reclassification	-	-	-	-	(7)	-	(7)
Disposals(2)	-	-	(8)	-	(3)	-	(11)
Hyperinflation	-	(2)	-	-	-	-	(2)
Six months ended 31 December 2022 adjusted	765	388	351	211	118	11	1,844
Organic movement	12	35	53	(40)	7	3	70
Acquisitions and disposals(2)	4	16	5	-	1	-	26
Exchange	1	4	(3)	13	(20)	1	(4)
Hyperinflation	-	16	-	-	-	-	16
Six months ended 31 December 2023 reported	782	459	406	184	106	15	1,952
Organic movement %	2	9	15	(19)	6	27	4

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate $ million	Total $ million
Operating profit before exceptional items
Six months ended 31 December 2022 reported (re-presented)	1,690	820	704	538	215	(197)	3,770
Exchange(1)	13	(12)	22	31	27	13	94
Fair value remeasurement of contingent considerations, equity option and earn-out arrangements	(18)	-	-	-	-	-	(18)
Acquisitions and disposals(2)	1	(3)	(21)	-	(18)	-	(41)
Hyperinflation	-	9	-	-	-	-	9
Six months ended 31 December 2022 adjusted	1,686	814	705	569	224	(184)	3,814
Organic movement	(21)	(34)	23	(234)	21	40	(205)
Acquisitions and disposals(2)	(12)	(6)	7	-	15	-	4
Fair value remeasurement of contingent considerations, equity option and earn-out arrangements	23	-	-	-	-	-	23
Fair value remeasurement of biological assets	-	-	-	(24)	-	-	(24)
Exchange(1)	49	25	(46)	5	(120)	(3)	(90)
Hyperinflation	-	(2)	-	-	(10)	-	(12)
Six months ended 31 December 2023 reported	1,725	797	689	316	130	(147)	3,510
Organic movement %	(1)	(4)	3	(41)	9	22	(5)

Organic operating margin % (3)
Six months ended 31 December 2023	40.8	32.6	32.6	33.2	21.9	n/a	33.1
Six months ended 31 December 2022	40.6	35.2	33.5	43.1	21.9	n/a	34.8
Organic operating margin movement (bps)	12	(257)	(84)	(994)	2	n/a	(167)

1)
The impact of movements in exchange rates on reported figures for operating profit was principally in respect of the favourable exchange impact of the strengthening of the Mexican peso and sterling against the US dollar, partially offset by the weakening of the Nigerian naira, Kenyan shilling and the Turkish lira.
2)
Acquisitions and disposals that had an effect on organic volume, sales, net sales, marketing and operating profit growth in the six months ended 31 December 2023, are detailed on page 48.
3)
Organic operating margin calculated by dividing Operating profit before exceptional items by net sales.

i.
For the reconciliation of sales to net sales, see page 20.
ii.
Percentages and margin movements are calculated on rounded figures.

In the six months ended 31 December 2023, the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows, as per footnote (2) on the previous page:

	Volume	Sales	Net sales	Marketing	Operating profit
	EUm	$ million	$ million	$ million	$ million
Six months ended 31 December 2022 (re-presented)
Acquisitions
Lone River Ranch Water	-	-	-	-	1
	-	-	-	-	1
Disposals
USL Popular brands	(5.9)	(276)	(43)	-	(6)
Archers brand	-	(7)	(5)	-	(3)
Windsor	(0.2)	(57)	(46)	(8)	(15)
Guinness Cameroun S.A.	(0.7)	(110)	(73)	(3)	(18)
	(6.8)	(450)	(167)	(11)	(42)

Acquisitions and disposals	(6.8)	(450)	(167)	(11)	(41)

Six months ended 31 December 2023
Acquisitions
Mr Black	0.1	3	2	1	(4)
Balcones Distilling	-	-	-	3	(8)
Gordon's	0.5	52	52	1	5
Don Papa Rum	0.2	25	25	16	(6)
	0.8	80	79	21	(13)
Disposals
Windsor	-	29	24	5	7
Guinness Cameroun S.A.	0.6	13	13	-	10
	0.6	42	37	5	17

Acquisitions and disposals	1.4	122	116	26	4

Earnings per share before exceptional items
Earnings per share before exceptional items is calculated by dividing profit attributable to equity shareholders of the parent company before exceptional items by the weighted average number of shares in issue.

Earnings per share before exceptional items for the six months ended 31 December 2023 and 31 December 2022 are set out in the table below:

	2023	2022
	$ million	Re-presented $ million
Profit attributable to equity shareholders of the parent company	2,210	2,709
Exceptional operating and non-operating items	253	20
Exceptional tax items and tax in respect of exceptional operating and non-operating items	(42)	(84)
Exceptional items attributable to non-controlling interests	2	1
Profit attributable to equity shareholders of the parent company before exceptional items	2,423	2,646

Weighted average number of shares	million	million
Shares in issue excluding own shares	2,242	2,274
Dilutive potential ordinary shares	5	7
Diluted shares in issue excluding own shares	2,247	2,281

	cents	Re-presented cents
Basic earnings per share before exceptional items	108.1	116.4
Diluted earnings per share before exceptional items	107.8	116.0

Free cash flow
Free cash flow comprises the net cash flow from operating activities aggregated with the net cash received/paid for working capital loans receivable, cash paid or received for investments and the net cash expenditure paid for property, plant and equipment and computer software that are included in net cash flow from investing activities.

The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group's management, are in respect of the acquisition and sale of businesses and non-working capital loans to and from associates.

The group's management regards a portion of the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisition and sale of businesses are discretionary.

Where appropriate, separate explanations are given for the impacts of acquisition and sale of businesses, dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.

Free cash flow reconciliations for the six months ended 31 December 2023 and 31 December 2022 are set out in the table below:

	2023	2022
	$ million	Re-presented $ million
Net cash inflow from operating activities	2,146	1,472
Disposal of property, plant and equipment and computer software	7	8
Purchase of property, plant and equipment and computer software	(582)	(514)
Movements in loans and other investments	(109)	(2)
Free cash flow	1,462	964

Adjusted net borrowings to adjusted EBITDA
Diageo manages its capital structure with the aim of achieving capital efficiency, providing flexibility to invest through the economic cycle and giving efficient access to debt markets at attractive cost levels. The group regularly assesses its debt and equity capital levels to enhance its capital structure by reviewing the ratio of adjusted net borrowings (net borrowings aggregated with post employment benefit liabilities before tax) to adjusted EBITDA (earnings before exceptional operating items, non-operating items, interest, tax, depreciation, amortisation and impairment).

Calculations for the ratio of adjusted net borrowings to adjusted EBITDA for the six months ended 31 December 2023 and 31 December 2022 are set out in the table below:

	2023	2022
	$ million	Re-presented $ million
Borrowings due within one year	2,004	2,767
Borrowings due after one year	19,476	18,365
Fair value of foreign currency derivatives and interest rate hedging instruments	(40)	(136)
Lease liabilities	572	526
Less: Cash and cash equivalents	(1,529)	(3,319)
Net borrowings	20,483	18,203
Post employment benefit liabilities before tax	471	457
Adjusted net borrowings	20,954	18,660

Profit for the year	3,980	4,412
Taxation	1,134	1,302
Net finance charges	798	656
Depreciation, amortisation and impairment (excluding exceptional impairment)	648	631
Exceptional impairment	728	409
EBITDA(1)	7,288	7,410
Exceptional operating items (excluding impairment)	192	107
Non-operating items	(285)	27
Adjusted EBITDA(1)	7,195	7,544
Adjusted net borrowings to adjusted EBITDA	2.9	2.5
(1) EBITDA and adjusted EBITDA are calculated based on the last 12 months.

Tax rate before exceptional items
Tax rate before exceptional items is calculated by dividing the total tax charge before tax charges and credits in respect of exceptional items, by profit before taxation adjusted to exclude the impact of exceptional operating and non-operating items, expressed as a percentage. The measure is used by management to assess the rate of tax applied to the group's operations before tax on exceptional items.

The tax rates from operations before exceptional and after exceptional items for the six months ended 31 December 2023 and 31 December 2022 are set out in the table below:

	2023	2022
	$ million	Re-presented $ million

Taxation on profit (a)	737	766
Tax in respect of exceptional items	42	16
Exceptional tax credit	-	68
Tax before exceptional items (b)	779	850

Profit before taxation (c)	3,079	3,607
Non-operating items	60	(19)
Exceptional operating items	193	39
Profit before taxation and exceptional items (d)	3,332	3,627

Tax rate after exceptional items (a/c)	23.9%	21.2%
Tax rate before exceptional items (b/d)	23.4%	23.4%

Other definitions
Volume share is a brand's retail volume expressed as a percentage of the retail volume of all brands in its segment. Value share is a brand's retail sales value expressed as a percentage of the retail sales value of all brands in its segment. Unless otherwise stated, share refers to value share.

Net sales are sales less excise duties. Diageo incurs excise duties throughout the world. In the majority of countries, excise duties are effectively a production tax which becomes payable when the product is removed from bonded premises and is not directly related to the value of sales. It is generally not included as a separate item on external invoices; increases in excise duties are not always passed on to the customer and where a customer fails to pay for a product received, the group cannot reclaim the excise duty. The group therefore recognises excise duty as a cost to the group.

Price/mix is the number of percentage points difference between the organic movement in net sales and the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants/markets or as price changes are implemented.

Shipments comprise the volume of products sold to Diageo's immediate (first tier) customers. Depletions are the estimated volume of the onward sales made by Diageo's immediate customers. Both shipments and depletions are measured on an equivalent units basis.

References to emerging markets include Poland, Eastern Europe, Turkey, Latin America and Caribbean, Africa and Asia Pacific (excluding Australia, Korea and Japan).

References to reserve brands include, but are not limited to, Johnnie Walker Blue Label, Johnnie Walker Green Label, Johnnie Walker Gold Label Reserve, Johnnie Walker Aged 18 Years, John Walker & Sons Collection and other Johnnie Walker super and ultra-premium brands; The Singleton, Talisker, Lagavulin, Mortlach, Oban and other malt brands; Buchanan's Special Reserve, Buchanan's Red Seal; Crown Royal Special Reserve, Crown Royal XR and Haig Club whisky; Bulleit 10 Years Bourbon; Orphan Barrel whiskey; Balcones whisky and rum; Tanqueray No. TEN; Aviation, Jinzu and Villa Ascenti gin; Cîroc vodka; Don Julio, Casamigos and DeLeón tequila; Mezcal Unión and Pierde Almas mezcal; Zacapa, Bundaberg Master Distillers' Collection, Pampero Aniversario and Don Papa rum; Shui Jing Fang and Seedlip.

References to ready to drink also include ready to serve products, such as pre-mixed cans in some markets.

References to beer include cider, flavoured malt beverages and some non-alcoholic products such as Malta Guinness. The results of Hop House 13 Lager are included in the Guinness figures.

There is no industry-agreed definition for price tiers and for data providers such as IWSR, definitions can vary by market. Diageo bases price tier definitions on a methodology that uses external metrics (including market pricing data from Nielsen, IRI etc., as well as the IWSR segmentation) for benchmarking and internal pricing metrics for a consistent segmentation.

References to the disposal of the USL Popular brands include non-exhaustively the Haywards, Old Tavern, White Mischief, Honey Bee, Green Label and Romanov brands.

References to the group include Diageo plc and its consolidated subsidiaries.

Risk factors

The principal risks and uncertainties facing Diageo are set out on pages 88 to 93 of the Annual Report for the year ended 30 June 2023 and pages 113 to 123 of Diageo's Annual Report on Form 20-F for the year ended 30 June 2023. These principal risks and uncertainties include: climate change and sustainability; regulation, trade barriers and indirect tax; geopolitical volatility and business interruption; macro-economic and financial volatility; international direct tax; supply chain disruption; cyber and IT resilience; business ethics and integrity; consumer demand disruption; and product quality and counterfeit.

Having carried out a robust assessment, we have concluded that the nature and potential impact of the principal risks and uncertainties facing Diageo did not change in the six months ended 31 December 2023, and are not expected to change in respect of the second six months of the financial year.

Cautionary statement concerning forward-looking statements

This document contains 'forward-looking' statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including the statements set forth in the 'Fiscal 24 outlook', 'Fiscal 25 outlook' and 'Medium-term guidance' sections and any other statements with respect to trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, anticipated productivity savings, expected investments, expected inventory levels, the completion of any strategic transactions or restructuring programmes, anticipated tax rates, changes in the international tax environment, expected cash payments, outcomes of litigation or regulatory enquiries, anticipated changes in the value of assets and liabilities related to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control.

These factors include, but are not limited to: (i) economic, political, social or other developments in countries and markets in which Diageo operates, including elevated geopolitical instability as a result of conflict in the Middle East and macroeconomic events that may affect Diageo's customers, suppliers and/or financial counterparties; (ii) the effects of climate change, or legal, regulatory or market measures intended to address climate change; (iii) changes in consumer preferences and tastes, including as a result of disruptive market forces, changes in demographics and evolving social trends (including any shifts in consumer tastes towards at-home occasions, premiumisation, small-batch craft alcohol, or lower or no alcohol products and/or developments in e-commerce); (iv) changes in the domestic and international tax environment that could lead to uncertainty around the application of existing and new tax laws and unexpected tax exposures; (v) changes in the cost of production, including as a result of increases in the cost of commodities, labour and/or energy due to inflation and/or supply chain disruptions; (vi) any litigation or other similar proceedings (including with tax, customs, competition, environmental, anti-corruption or other regulatory authorities); (vii) legal and regulatory developments, including changes in regulations relating to environmental issues and/or e-commerce; (viii) the consequences of any failure of internal controls; (ix) the consequences of any failure by Diageo or its associates to comply with anti-corruption, sanctions, trade restrictions or similar laws and regulations, or any failure of Diageo's related internal policies and procedures to comply with applicable law or regulation; (x) Diageo's ability to make sufficient progress against or achieve its ESG ambitions; (xi) cyber-attacks and IT threats or any other disruptions to core business operations; (xii) contamination, counterfeiting or other circumstances which could harm the level of customer support for Diageo's brands and adversely impact its sales; (xiii) Diageo's ability to maintain its brand image and corporate reputation or to adapt to a changing media environment; (xiv) fluctuations in exchange rates and/or interest rates; (xv) Diageo's ability to derive the expected benefits from its business strategies, including Diageo's investments in e-commerce and its luxury portfolio; (xvi) increased competitive product and pricing pressures, including as a result of introductions of new products or categories that are competitive with Diageo's products and consolidations by competitors and retailers; (xvii) increased costs for, or shortages of, talent, as well as labour strikes or disputes; (xviii) movements in the value of the assets and liabilities related to Diageo's pension plans; (xix) Diageo's ability to renew supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms, or at all, when they expire; or (xx) any failure by Diageo to protect its intellectual property rights.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above cautionary factors, by the 'Risk Factors' section immediately preceding those and by the 'Risk Factors' included in Diageo's Annual Report on Form 20-F for the year ended 30 June 2023 filed with the US Securities and Exchange Commission. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

This document includes names of Diageo's products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2024.

Statement of directors' responsibilities

Each of the Directors of Diageo plc confirms that, to the best of his or her knowledge:

-   the condensed interim financial statements have been prepared in accordance with UK adopted IAS 34, 'Interim Financial Reporting', IAS 34 'Interim Financial Reporting' as issued by the International Accounting Standards Board ('IASB') and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority;

-   the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8, namely:

●    an indication of important events that have occurred during the first six months and their impact on the condensed set of financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

●    material related-party transactions in the first six months and any material changes in the related-party transactions described in the last annual report.

The Directors of Diageo plc are as follows: Javier Ferrán (Chairman), Debra Crew (Chief Executive), Lavanya Chandrashekar (Chief Financial Officer), Susan Kilsby (Senior Independent Director and Chairman of the Remuneration Committee), Alan Stewart (Non-Executive Director and Chairman of the Audit Committee) and Non-Executive Directors: Melissa Bethell, Karen Blackett, Valérie Chapoulaud-Floquet, Sir John Manzoni, and Ireena Vittal.

Webcast and presentation slides

At 07:15 (UK time) on Tuesday 30 January 2024, Debra Crew, Chief Executive and Lavanya Chandrashekar, Chief Financial Officer will present Diageo's interim results as a webcast. This will be available to view at www.diageo.com. The presentation slides and script will also be available to download at this time.

Live Q&A conference call

Debra Crew and Lavanya Chandrashekar will be hosting a Q&A conference call on Tuesday 30 January 2024 at 09:30 (UK time). If you would like to listen to the call or ask a question, please use the dial in details below.

From the UK:	+44 (0)20 3936 2999
From the UK (free call):	0800 358 1035
From the USA:	+1 646 787 9445
From the USA (free call):	+1 855 979 6654

The conference call is for analysts and investors only. To join the call please use the conference ID code already sent to you or email investor.relations@diageo.com.

Transcript

Following the Q&A conference call, a transcript will be available from the link below:

https://www.diageo.com/en/investors/results-reports-and-presentations

Investor enquiries to:	Durga Doraisamy	+44 (0)7902 126906
	Andy Ryan	+44 (0)7803 854842
	Brian Shipman	+1 917 710 3007
investor.relations@diageo.com

Media enquiries to:	Brendan O'Grady	+44 (0)7812 183750
	Clare Cavana	+44 (0)7751 742072
	Isabel Batchelor	+44 (0)7731 988857
press@diageo.com

Diageo plc LEI: 213800ZVIELEA55JMJ32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 30 January 2024

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary